New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

Confidential Treatment Requested

By EPAM Systems, Inc.

Under 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED. CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN SEPARATELY SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR

January 11, 2012

Re:	EPAM Systems, Inc. Registration Statement on Form S-1 File No. 333-174827

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Jacobs:

On behalf of EPAM Systems, Inc., a Delaware corporation (the “Company”), we are submitting this letter to provide certain information supplementally to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as amended through Amendment No. 5 on January 9, 2012.

The following proposed price range and share number information is expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) relating to its initial public offering (the “Offering”). Such Preliminary Prospectus is expected to state that the initial offering price to the public of the Company’s shares of common stock (the “Common Stock”) is expected to be between $[*] and $[*] per share, based on 9,375,000 shares of Common Stock expected to be offered to the public in connection with the Offering (4,687,500 for the account of the Company and 4,687,500 for the account of the selling stockholders) and 43,849,723 shares expected to be outstanding upon completion of the Offering, after completion of an anticipated stock split of 8:1. In light of the volatile nature of the capital markets in the current environment, such price range, number of shares offered (both primary and secondary) and related information are subject to change

2012.01.11.1

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	Confidential Treatment Requested By EPAM Systems, Inc. Under 17 C.F.R. §200.83

based upon market conditions, Company performance and other factors. Attached as Exhibit A are relevant sections of the Registration Statement, marked to reflect the expected price range, number of shares offered and share number information after completion of the anticipated stock split, as well as updated disclosure concerning the Company’s employee compensation arrangements, all of which we expect to include in Amendment No. 6 to the Registration Statement.

In addition, in connection with the initial comment letter dated July 7, 2011 (the “Initial Comment Letter”), the Company undertook to respond to comments 1 and 26 prior to commencing marketing efforts. The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in such Initial Comment Letter. Each of the comments from the Initial Comment Letter is restated in bold italics prior to the Company’s response.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the material which is marked and identified with the “Bates stamp” numbers 2012.01.11.1, 2012.01.11.2, 2012.01.11.5, 2012.01.11.6, 2012.01.11.14, 2012.01.11.15, 2012.01.11.16, 2012.01.11.17, 2012.01.11.24, 2012.01.11.60 and 2012.01.11.61 and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations. A redacted copy of this letter is being filed on EDGAR, omitting the confidential information.

General

1.	We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:

The initial offering price to the public of the Common Stock is currently expected to be between $[*] and $[*] per share, based on 9,375,000 shares of Common Stock expected to be offered to the public in connection with the Offering (4,687,500 for the account of the Company and 4,687,500 for the account of the selling stockholders) and 43,849,723 shares expected to be outstanding upon completion of the Offering, after completion of an anticipated stock split of 8:1. In light of the volatile nature of the capital markets in the current environment, such price range, number of shares offered (both primary and secondary) and related information are subject to change based upon market conditions, Company performance and other factors. Attached as Exhibit A are relevant sections of the Registration Statement, marked to reflect the expected price range, number of shares offered and share number information after completion of the anticipated stock split, as well as updated disclosure concerning the Company’s employee compensation arrangements, all of which we expect to include in Amendment No. 6 to the Registration Statement.

2012.01.11.2

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	Confidential Treatment Requested By EPAM Systems, Inc. Under 17 C.F.R. §200.83

26.	When your estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent equity awards and your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Response:

Please see page 72 of Exhibit A.

Please do not hesitate to contact me at (212) 450–4565 if you have any questions regarding the response contained in this letter.

Very truly yours,

Joseph A. Hall

cc:	Office of Freedom of Information and Privacy Act Operations (without enclosures) U.S. Securities and Exchange Commission

Arkadiy Dobkin, Chief Executive Officer, EPAM Systems, Inc. Ilya Cantor, Chief Financial Officer, EPAM Systems, Inc.

2012.01.11.3

Exhibit A

2012.01.11.4

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY     , 2012

PRELIMINARY PROSPECTUS

9,375,000 Shares

EPAM Systems, Inc.

Common Stock

$         per share

This is the initial public offering of our common stock. We are selling 4,687,500 shares of common stock and the selling stockholders named in this prospectus are selling 4,687,500 shares. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We currently expect the initial public offering price to be between $[*] and $[*] per share of common stock.

We have applied to have the common stock listed on the New York Stock Exchange under the symbol “EPAM.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to EPAM Systems, Inc. (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

We have granted the underwriters the right to purchase an additional 1,406,250 shares of common stock from us to cover over-allotments.

The underwriters expect to deliver the shares to purchasers on or about             , 2012 through the book-entry facilities of the Depository Trust Company.

Citigroup	UBS Investment Bank	Barclays Capital	RenCap

Stifel Nicolaus Weisel	Cowen and Company

                    , 2012

2012.01.11.5	Confidential Treatment Requested By EPAM Systems, Inc.

THE OFFERING

Common stock offered by us	4,687,500 shares

Common stock offered by the selling stockholders	4,687,500 shares

Total common stock offered in this offering	9,375,000 shares

Over-allotment option	1,406,250 shares offered by us

Common stock to be outstanding after this offering	43,849,723 shares (or 45,255,973 shares if the over-allotment option is exercised in full)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $[*] million, or approximately $[*] million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $[*] per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by $[*] million (assuming no exercise of the underwriters’ over-allotment option). We intend to use the net proceeds of this offering for general corporate purposes, such as for working capital, for acquiring facilities, and for potential strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We do not intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth.

Listing	We have applied to have our shares of common stock listed on the New York Stock Exchange (the “NYSE”) under the symbol “EPAM”.

Risk factors	See “Risk Factors” beginning on page 9 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

2012.01.11.6	Confidential Treatment Requested By EPAM Systems, Inc.

Unless the context otherwise requires, all references to the number of shares of common stock to be outstanding after this offering are based on 38,999,032 shares of common stock outstanding as of September 30, 2011 and excludes:

•	6,701,384 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2011 at a weighted average exercise price of $4.66 per share;

•	627,560 shares of common stock remaining available for issuance as of September 30, 2011 under our 2006 Stock Option Plan;

•

9,246,802 shares of common stock reserved for issuance under our 2012 Long-Term Incentive Plan, as described under “Compensation Discussion and Analysis—Employee Benefit Plans—2012 Long Term Incentive Plans and Awards” and pursuant to which our board of directors expects to issue an aggregate of                  options after the closing of this offering; and

•

194,800 restricted shares of common stock to be awarded in January 2012 to one of our executives and 12,500 restricted shares of common stock to our non-employee directors in connection with this offering.

Unless specifically stated otherwise, the information in this prospectus reflects and assumes the following:

•	no exercise by the underwriters of their option to purchase up to 1,406,250 additional shares of common stock from us solely to cover over-allotments;

•	the conversion immediately prior to completion of this offering of all outstanding Series A-1, Series A-2, Series A-3 convertible preferred stock into a total of 21,840,128 shares of common stock;

•	the expiration as of December 31, 2011 of the put option relating to our 18,112 shares of puttable common stock;

•	outstanding shares include 53,336 shares of common stock expected to be issued upon the completion of this offering in relation to our acquisition of Instant Information Inc.;

•

no exercise of options outstanding as of September 30, 2011, except for 109,855 shares of common stock to be issued and sold in this offering upon the exercise of vested stock options at a weighted average exercise price of approximately $2.22 per share; and

•	the filing of our third amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering.

The information in this prospectus also reflects the 8 for 1 stock split effected on January     , 2012.

2012.01.11.7	Confidential Treatment Requested By EPAM Systems, Inc.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial and other data of EPAM should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The consolidated statements of income data for each of the three years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010 and 2009 are derived from the audited consolidated financial statements of EPAM included elsewhere in this prospectus, and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated balance sheet data as of December 31, 2008 are derived from the audited consolidated financial statements of EPAM not included in this prospectus. The consolidated statements of income data for the nine months ended September 30, 2011 and 2010, and the consolidated balance sheet data as of September 30, 2011, are derived from the unaudited condensed consolidated financial statements of EPAM included elsewhere in this prospectus, and should be read in conjunction with those condensed unaudited consolidated financial statements and notes thereto. The consolidated balance sheet data as of September 30, 2010 are derived from the unaudited consolidated financial statements of EPAM not included in this prospectus. The unaudited interim period financial information, in the opinion of management, includes all adjustments, which are normal and recurring in nature, necessary for the fair presentation of the periods shown. The operating results in any interim period are not necessarily indicative of the results that may be expected for any annual period.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues	$239,401	$151,050	$221,824	$149,939	$160,632
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	145,948	92,403	132,528	88,027	91,205
Selling, general and administrative expenses	46,420	31,574	47,635	39,248	53,913
Depreciation and amortization expense	5,732	4,519	6,242	5,618	4,889
Goodwill impairment loss	1,697	—	—	—	—
Other operating expenses, net	23	2,614	2,629	1,064	400

Income from operations	$39,581	$19,940	$32,790	$15,982	$10,225
Interest income	986	482	562	227	1,474
Interest (expense)	(37)	(64)	(76)	(185)	(129)
Other income	51	—	—	—	—
Foreign exchange (loss)	(3,138)	(1,429)	(2,181)	(1,617)	(3,819)

Income before provision for income taxes	$37,443	$18,929	$31,095	$14,407	$7,751
Provision for income taxes	5,474	2,251	2,787	879	3,701

Net income	$31,969	$16,678	$28,308	$13,528	$4,050

Net income per share of common stock:
Basic (common)	$0.14	$0.54	$0.84	$0.23	$0.00
Basic (puttable common)	$0.40	$0.58	$0.84	$0.23	$0.00
Diluted (common)	$0.14	$0.51	$0.79	$0.22	$0.00
Diluted (puttable common)	$0.37	$0.54	$0.79	$0.22	$0.00
Shares used in calculation of net income per share of common stock:
Basic (common)	17,078	17,057	17,056	16,719	16,050
Basic (puttable common)	44	149	141	153	114
Diluted (common)	20,156	19,032	19,314	18,474	17,980
Diluted (puttable common)	44	149	141	153	114
Pro forma net income per share of common stock(1):
Basic	$0.82		$0.88
Diluted	$0.74		$0.83
Shares used in calculation of pro forma net income per share of common stock:
Basic	38,962		38,490
Diluted	43,334		40,748
Other Data:
Adjusted net income(2)	$36,459	$20,129	$33,169	$16,834	$9,315

2012.01.11.8	Confidential Treatment Requested By EPAM Systems, Inc.

(1)	Immediately prior to completion of this offering, all Series A-1, Series A-2 and Series A-3 convertible preferred stock will automatically convert to common stock. We made pro forma adjustments to our historical results of operations for the fiscal year ended December 31, 2010 and for the nine months ended September 30, 2011 to show the pro forma effect of the conversion of all of our Series A-1, A-2 and A-3 convertible preferred stock into a total of shares of common stock as if such events had occurred on January 1, 2010.
(2)	To supplement our net income presented in accordance with accounting principles generally accepted in the United States of America, referred to as GAAP, we use the non-GAAP financial measure of adjusted net income, which is adjusted from net income, the most comparable GAAP measure, to exclude stock-based compensation and certain other items. Although the nature of many of these income and expense items is recurring, we have historically excluded such impact from internal performance assessments. We believe that excluding items such as stock-based compensation, legal settlement costs, acquired intangible amortization, goodwill impairment charges, as well as write-off and recovery specified below, helps investors compare our operating performance with our results in prior periods and compare us and similar companies. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations.

This non-GAAP financial measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of this non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

The following table provides a reconciliation of net income to adjusted net income for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Reconciliation of Adjusted Net Income:
Net income	$31,969	$16,678	$28,308	$13,528	$4,050

Adjustments:
Stock-based compensation	2,154	1,753	2,939	2,411	2,797
Legal settlement(a)	—	2,609	2,609	—	—
Acquired intangible amortization	639	752	999	895	654
Goodwill write-off(b)	1,697	—	—	—	—
Write-off and recovery(c)	—	(1,663)	(1,686)	—	1,814

Adjusted net income	$36,459	$20,129	$33,169	$16,834	$9,315

(a)	In September 2010, the Company entered into a settlement agreement and release with a former officer and his related parties. See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus.
(b)	Goodwill impairment and respective write-off is related to an impairment in the Other reportable segment. See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
(c)	Write-off and recovery is related to a single client receivable written off in 2008 and subsequently recovered in 2010.

	As of September 30,		As of December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$67,399	$38,157	$54,004	$52,927	$30,658
Accounts receivable, net	50,927	30,417	41,488	27,450	28,224
Unbilled revenues, net	33,417	32,914	23,883	13,952	9,777
Property and equipment, net	34,063	24,642	25,338	23,053	19,136
Total assets	209,758	147,840	170,858	135,407	106,924
Accrued expenses	15,845	9,142	15,031	4,928	7,103
Deferred revenue	3,981	3,674	5,151	4,417	990
Revolving line of credit	—	—	—	7,000	—
Total liabilities	41,006	24,943	35,900	30,196	18,793
Preferred stock; Series A-1 convertible redeemable preferred stock and Series A-2 convertible redeemable preferred stock	85,940	68,377	68,377	87,413	82,990
Total stockholders’ equity	$82,679	$53,577	$66,249	$16,534	$4,098

2012.01.11.9	Confidential Treatment Requested By EPAM Systems, Inc.

Our effective tax rate could be materially adversely affected by several factors.

We conduct business globally and file income tax returns in multiple jurisdictions. Our effective tax rate could be materially adversely affected by several factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. U.S. transfer pricing regulations, as well as regulations applicable in CIS and CEE countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms. We consider the transactions among our subsidiaries to be on arm’s-length terms. The determination of our consolidated provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment, including as a result of a determination that the transfer prices and terms we have applied are not appropriate, such an adjustment could have a negative impact on our business. The U.S. Internal Revenue Service has begun an examination of our federal income tax returns for the tax year ended December 31, 2008, and the State of New Jersey Division of Taxation has begun an examination of our state returns for tax years ended December 31, 2007 through 2011. The results from these and other tax examinations and audits may differ from the liabilities recorded in our consolidated financial statements and could materially adversely affect our financial condition and results of operations.

2012.01.11.10	Confidential Treatment Requested By EPAM Systems, Inc.

Social instability in CIS countries could lead to increased support for centralized authority and a rise in nationalism, which could harm our business.

Social instability in CIS countries, coupled with difficult economic conditions, could lead to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for centralized authority and a rise in nationalism. These sentiments could lead to restrictions on foreign ownership of companies in our industry or large-scale nationalization or expropriation of foreign-owned assets or businesses. There is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future CIS governments decide to nationalize or expropriate some or all of our assets. If this occurs, our business could be harmed.

In addition, ethnic, religious, historical, regional and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency in some parts or throughout CIS countries. These events could materially adversely affect the investment environment in CIS countries.

Any U.S. or other foreign judgments that may be obtained against us may be difficult to enforce in Belarus, Russia, Ukraine and other CIS countries.

Although we are a Delaware corporation, subject to suit in the United States and other courts, many of our assets are located in Belarus, Russia, Ukraine and other CIS countries and one of our directors and his assets are located outside the United States. Although arbitration awards are generally enforceable in CIS countries, judgments obtained in the United States or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in many CIS countries, including Belarus, Russia and Ukraine. There is no mutual recognition treaty between the United States and Belarus, Russia or Ukraine. Therefore, it may be difficult to enforce any U.S. or other foreign court judgment obtained against any of our operating subsidiaries in CIS countries.

We face risks similar to those in Belarus, Russia and Ukraine in other CIS or CEE countries or elsewhere.

We currently have operations in Belarus, Russia, Ukraine, Kazakhstan, Poland and Hungary. We may acquire additional operations in other CIS or CEE countries or elsewhere. As with Belarus, Russia, Ukraine, Kazakhstan, Poland and Hungary, such countries are emerging markets subject to greater political, economic, social, tax and legal risks than more developed markets. In many respects, the risks inherent in transacting business in such countries are similar to those in Belarus, Russia and Ukraine, especially those risks set out above in “— Risks Related to Conducting Business in the CIS and CEE Countries.”

Risks Related to Our Common Stock and This Offering

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Our principal stockholders, directors and executive officers and entities affiliated with them will own approximately     % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors, the approval of merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

2012.01.11.11	Confidential Treatment Requested By EPAM Systems, Inc.

reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Complying with these laws and regulations may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in CIS and CEE with experience and expertise relating to GAAP and U.S. public company reporting requirements, and such personnel may command higher salaries relative to what similarly experienced personnel would command in the United States. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and will require our management and personnel to devote a substantial amount of time to comply with these rules and regulations. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have 43,849,723 outstanding shares of common stock (45,255,973 shares of common stock if the underwriters exercise in full their option to purchase additional shares) assuming no exercise of outstanding options. The shares of common stock sold pursuant to this offering will be immediately tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

We, each of our directors and officers and the selling stockholders have agreed, subject to certain exceptions, not to sell or dispose of any common stock during the period ending 180 days after the date of this prospectus without the prior written consent of Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. Certain stockholders have also agreed, pursuant to the Registration Rights Agreements and subject to certain exceptions, not to sell or dispose of any common stock during the period ending 180 days after the date of this prospectus without our prior written consent. In addition, certain optionholders have agreed, subject to certain exceptions, that without our prior written consent, they will not, during the period ending 180 days after the date of this prospectus, sell or dispose of any options. When the lock-up period expires, we and our locked-up security holders will be able to sell our shares in the public market. See “Shares Eligible for Future Sale” and “Underwriting.”

Certain holders of common stock will have rights, subject to conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and optionholders, they can be freely sold in the public market upon issuance, subject to the restrictions described under “Shares Eligible for Future Sale.”

2012.01.11.12	Confidential Treatment Requested By EPAM Systems, Inc.

Provisions in our certificate of incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. These provisions include:

•	limiting the ability of stockholders to call a special stockholder meeting;

•	limiting the ability of stockholders to act by written consent;

•	providing that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	establishing advance notice requirements for nominations for elections to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	requiring the approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors to amend any of the foregoing provisions.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions that you desire.

Delaware law may delay or prevent a change in control, and may discourage bids for our common stock at a premium over its market price.

We are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular a stockholder owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or transaction. These provisions of Delaware law may have the effect of delaying, deferring or preventing a change in control, and may discourage bids for our common stock at a premium over its market price.

We do not intend to pay any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, in the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

Our management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering as described under the heading “Use of Proceeds.” However, management may not apply the net proceeds of this offering in ways that increase the value of your investment.

2012.01.11.13	Confidential Treatment Requested By EPAM Systems, Inc.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $[*] million, or approximately $[*] million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $[*] per share of common stock (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price per share of common stock would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by $[*] million (assuming no exercise of the underwriters’ over-allotment option).

The principal purposes of this offering are to obtain additional capital for the purposes discussed below, to create a public market for our common stock for the benefit of our stockholders and our employees who have received equity compensation and to facilitate our future access to the public capital markets. We intend to use the net proceeds of this offering for general corporate purposes, such as for working capital, for acquiring facilities, and for potential strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

DIVIDEND POLICY

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future.

2012.01.11.14	Confidential Treatment Requested By EPAM Systems, Inc.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2011:

•	on an actual basis; and

•

on an as adjusted basis, giving effect to (1) the conversion of all outstanding Series A-1, Series A-2, Series A-3 convertible preferred stock into an aggregate of 21,840,128 shares of common stock immediately prior to completion of this offering, (2) our receipt of the net proceeds from the sale by us in this offering of shares of common stock at an assumed public offering price of $[*] per share, the midpoint of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (3) the expiration as of December 31, 2011 of the put option relating to our puttable common stock, (4) the issuance of 53,336 shares of common stock upon completion of this offering in relation to our 2010 acquisition of Instant Information Inc. and (5) the issuance of 109,855 shares of common stock upon the exercise of vested stock options that will be sold in this offering.

This table should be read in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	September 30, 2011
	Actual	As Adjusted (1)(2)
	(in thousands)
Cash and cash equivalents	$67,399	$	[*]

Preferred stock and puttable common stock:
Preferred stock: $.001 par value, 40,000,000 authorized, 16,439,480 Series A-1 convertible redeemable preferred stock issued and outstanding, actual; no shares authorized, issued and outstanding on an as adjusted basis; $.001 par value, 7,560,912 authorized, 3,078,432 Series A-2 convertible redeemable preferred stock issued and outstanding, actual; no shares authorized, issued and outstanding on an as adjusted basis	$85,940		$—
Puttable common stock, $.001 par value, 18,112 issued and outstanding, actual; no shares authorized, issued and outstanding on an as adjusted basis	133		—

Stockholders’ equity:
Common stock, $.001 par value; 160,000,000 authorized; 18,857,712 shares issued and 17,140,792 shares outstanding, actual; 160,000,000 shares authorized, 45,566,643 issued and 43,849,723 outstanding on an as adjusted basis	17		44
Preferred stock: $.001 par value, 2,322,216 authorized Series A-3 convertible preferred stock issued and outstanding, actual; 40,000,000 shares authorized (the terms of which are currently unspecified), no shares issued and outstanding on an as adjusted basis	2		—
Additional paid-in capital	21,610		[*]
Retained earnings	79,687		78,834
Treasury stock	(15,972)		(15,972)
Accumulated other comprehensive loss	(2,665)		(2,665)

Total stockholders’ equity	82,679		[*]

Total capitalization	$168,752	$	[*]

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $[*] per share of common stock, which is the mid-point of the price range listed on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital and total capitalization by approximately $[*] million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

2012.01.11.15	Confidential Treatment Requested By EPAM Systems, Inc.

(2)	If the underwriters’ option to purchase an additional 1,406,250 shares of common stock from us in this offering is exercised in full, the as adjusted amount of each of additional paid-in capital and total capitalization would increase by approximately $[*] million, and we would have 46,972,893 shares of our common stock issued and 45,255,973 shares of our common stock outstanding.

The number of shares of common stock to be outstanding after this offering is based on 38,999,032 shares of common stock outstanding as of September 30, 2011 and excludes:

•	6,701,384 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2011 at a weighted average exercise price of $4.66 per share;

•	627,560 shares of common stock remaining available for issuance as of September 30, 2011 under our 2006 Stock Option Plan;

•

9,246,802 shares of common stock reserved for issuance under our 2012 Long-Term Incentive Plan, as described under “Compensation Discussion and Analysis—Employee Benefit Plans—2012 Long Term Incentive Plans and Awards” and pursuant to which our board of directors expects to issue an aggregate of                  options after the closing of this offering; and

•

194,800 restricted shares of common stock to be awarded in January 2012 to one of our executives and 12,500 restricted shares of common stock to our non-employee directors in connection with this offering.

2012.01.11.16	Confidential Treatment Requested By EPAM Systems, Inc.

DILUTION

Dilution is the amount by which the portion of the offering price paid by the purchasers of our common stock in this offering exceeds the net tangible book value per share of our common stock after the offering. Our pro forma net tangible book value as of September 30, 2011 was $168.8 million or $4.33 per share of common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth, total assets less total liabilities, by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of the shares of common stock in this offering, at an assumed public offering price of $[*] per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds, our pro forma net tangible book value as of September 30, 2011 would have been $[*] million or $[*] per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $[*] per share and an immediate dilution to new investors of $[*] per share. The following table illustrates this per share dilution:

Assumed initial public offering price		$	[*]
Pro forma net tangible book value per share as of September 30, 2011	$4.33
Increase in pro forma net tangible book value per share attributable to new investors	[*]
Pro forma net tangible book value per share after this offering			[*]

Dilution per share to new investors		$	[*]

Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $[*] per share of common stock, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value by $[*] million, the net tangible book value per share after this offering by $[*] per share and the dilution per share to new investors in this offering by $[*] per share, assuming the number of shares offered by us and the selling stockholders, as set forth on the cover page of this prospectus, remains the same and assuming the receipt and application of the net proceeds.

The following table sets forth, on a pro forma basis, as of September 30, 2011, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed public offering price of $[*] per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions, and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	39,162,223	89%	$97,582,721	57%		$2.49
New investors	4,687,500	11	[*]	43		[*]

Total	43,849,723	100%	$172,582,721	100%	$	[*]

Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 34,474,723, or approximately 79%, and will increase the number of shares of common stock to be purchased by new investors to 9,375,000, or approximately 21%, of the total shares of common stock outstanding after the offering.

The foregoing tables assume no exercise of the underwriters’ over-allotment option or of stock options outstanding as of September 30, 2011. If the underwriters’ over-allotment option is exercised in full, the number of shares held by the new investors will be increased to 6,093,750, or approximately 13% of the total number of shares of common stock outstanding after this offering. At September 30, 2011, 6,701,384 shares of common stock were subject to outstanding options, at a weighted average exercise price of $4.66. To the extent these options are exercised there will be further dilution to new investors.

2012.01.11.17	Confidential Treatment Requested By EPAM Systems, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data of EPAM should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The consolidated statements of income data for each of the three years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010 and 2009 are derived from the audited consolidated financial statements of EPAM included elsewhere in this prospectus, and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated statements of income data for the two years ended December 31, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2008, 2007 and 2006 are derived from audited consolidated financial statements of EPAM not included in this prospectus. The consolidated statements of income data for the nine months ended September 30, 2011 and 2010, and the consolidated balance sheet data as of September 30, 2011, are derived from the condensed unaudited consolidated financial statements of EPAM included elsewhere in this prospectus, and should be read in conjunction with those condensed unaudited consolidated financial statements and notes thereto. The consolidated balance sheet data as of September 30, 2010 are derived from the unaudited consolidated financial statements of EPAM not included in this prospectus. The unaudited interim period financial information, in the opinion of management, includes all adjustments, which are normal and recurring in nature, necessary for the fair presentation of the periods shown. The operating results in any interim period are not necessarily indicative of the results that may be expected for any annual period.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues	$239,401	$151,050	$221,824	$149,939	$160,632	$114,045	$69,801
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	145,948	92,403	132,528	88,027	91,205	59,759	40,903
Selling, general and administrative expenses	46,420	31,574	47,635	39,248	53,913	36,466	14,971
Depreciation and amortization expense	5,732	4,519	6,242	5,618	4,889	2,537	1,696
Goodwill impairment loss	1,697	0	—	—	—	—	—
Other operating expenses, net	23	2,614	2,629	1,064	400	190	19

Income from operations	$39,581	$19,940	$32,790	$15,982	$10,225	$15,093	$12,212
Interest income	986	482	562	227	1,474	738	335
Interest (expense)	(37)	(64)	(76)	(185)	(129)	(181)	(4)
Other income	51	0	0	0	0	0	0
Foreign exchange gain (loss)	(3,138)	(1,429)	(2,181)	(1,617)	(3,819)	(220)	339

Income before provision for income taxes	$37,443	$18,929	$31,095	$14,407	$7,751	$15,430	$12,882
Provision for income taxes	5,474	2,251	2,787	879	3,701	3,462	3,147

Net income	$31,969	$16,678	$28,308	$13,528	$4,050	$11,968	$9,735

Net income per share of common stock:
Basic (common)	$0.14	$0.54	$0.84	$0.23	$0.00	$0.24	$0.21
Basic (puttable common)	$0.40	$0.58	$0.84	$0.23	$0.00	$0.24	$—
Diluted (common)	$0.14	$0.51	$0.79	$0.22	$0.00	$0.23	$0.21
Diluted (puttable common)	$0.37	$0.54	$0.79	$0.22	$0.00	$0.23	$—
Shares used in calculation of net income per share of common stock:
Basic (common)	17,078	17,057	17,056	16,719	16,050	16,831	16,323
Basic (puttable common)	44	149	141	153	114	20	—
Diluted (common)	20,156	19,032	19,314	18,474	17,980	18,671	16,330
Diluted (puttable common)	44	149	141	153	114	20	—
Pro forma net income per share of common stock(1):
Basic	$0.82		$0.88
Diluted	$0.74		$0.83
Shares used in calculation of pro forma net income per share of common stock:
Basic	38,962		38,490
Diluted	43,334		40,748

2012.01.11.18	Confidential Treatment Requested By EPAM Systems, Inc.

(1)	Immediately prior to completion of this offering, all Series A-1, Series A-2 and Series A-3 convertible preferred stock will automatically convert to common stock. We made pro forma adjustments to our historical results of operations for the fiscal year ended December 31, 2010 and for the nine months ended September 30, 2011 to show the pro forma effect of the conversion of all of our Series A-1, A-2 and A-3 convertible preferred stock into a total of shares of common stock as if such events had occurred on January 1, 2010.

	As of September 30,		As of December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$67,399	$38,157	$54,004	$52,927	$30,658	$26,495	$15,741
Accounts receivable, net	50,927	30,417	41,488	27,450	28,224	28,942	17,999
Unbilled revenues, net	33,417	32,914	23,883	13,952	9,777	5,444	1,300
Property and equipment, net	34,063	24,642	25,338	23,053	19,136	5,778	3,371
Total assets	209,758	147,840	170,858	135,407	106,924	86,116	52,104
Accrued expenses	15,845	9,142	15,031	4,928	7,103	11,075	1,916
Deferred revenue	3,981	3,674	5,151	4,417	990	4,733	2,507
Revolving line of credit	—	—	—	7,000	—	6,903	—
Total liabilities	41,006	24,943	35,900	30,196	18,793	35,731	17,373
Preferred stock; Series A-1 convertible redeemable preferred stock and Series A-2 convertible redeemable preferred stock	85,940	68,377	68,377	87,413	82,990	31,448	27,954
Total stockholders’ equity	$82,679	$53,577	$66,249	$16,534	$4,098	$18,324	$6,777

2012.01.11.19	Confidential Treatment Requested By EPAM Systems, Inc.

determined by our management to be commensurate with the risk inherent in our business model. The estimates of future cash flows attributable to our other intangible assets require significant judgment based on our historical and anticipated results.

Income Taxes

The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the consolidated financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes. We evaluate the realizability of deferred tax assets and recognize a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The realization of deferred tax assets is primarily dependent on future earnings. Any reduction in estimated forecasted results may require that we record valuation allowances against deferred tax assets. Once a valuation allowance has been established, it will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the deferred tax assets will be realized. A pattern of sustained profitability will generally be considered as sufficient positive evidence to reverse a valuation allowance. If the allowance is reversed in a future period, the income tax provision will be correspondingly reduced. Accordingly, the increase and decrease of valuation allowances could have a significant negative or positive impact on future earnings.

We adopted ASC 740-10, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The adoption did not have an effect on the results of operations or financial position of the company. We recognize interest and penalties related to uncertain tax positions in income tax expense in the consolidated statement of operations.

Accounting for Stock-Based Employee Compensation Plans

Stock-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards ultimately expected to vest. We recognize these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years.

We estimate forfeitures at the time of grant and revise our estimates, if necessary, in subsequent periods if actual forfeitures or vesting differ from those estimates. Such revisions could have a material effect on our operating results. The assumptions used in the valuation model are based on subjective future expectations combined with management judgment. If any of the assumptions used in the valuation model change significantly, stock-based compensation for future awards may differ materially compared to the awards previously granted.

	Options Granted
	2008	2009	August 13, 2010	October 14, 2010	December 17, 2010	December 17, 2010	December 17, 2010	July 27, 2011
Number of options granted	140,888	68,000	1,122,000	880,000	604,952	88,000	80,000	600,000
Risk free interest rate	3.36%	3.00%	1.78%	1.78%	1.78%	1.78%	1.02%	2.05%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%
Expected life	6.25 years	6.25 years	6.25 years	6.25 years	6.25 years	6.25 years	6.25 years	6.25 years
Expected volatility	44.9%	48.6%	43.8%	43.6%	43.8%	43.1%	43.1%	43.0%
Exercise price	$4.63 (1)	$4.63	$4.63	$6.48 (3)	$6.88 (2)	$4.63	$6.88	$14.00
Fair value of underlying common stock	$4.63 (1)	$4.63	$6.13	$6.48 (3)	$6.88	$6.88	$6.88	$14.00

(1)	The options’ original price at the fair value of the underlying shares of common stock of $9.26, but the options grant was modified in 2009.
(2)	The original grant was 552,000 options in August 2010 at an exercise price of $4.63 per share, and was modified in December 2010 to 604,952 options at an exercise price of $6.88 per share.
(3)	The exercise price and fair value per share of the underlying common stock for the grant made on October 14, 2010 is based on two transactions completed in September and October 2010 in which EPAM repurchased and subsequently resold common stock.

2012.01.11.20	Confidential Treatment Requested By EPAM Systems, Inc.

Fair Value of Shares of Common Stock

We are a private company with no quoted market prices for our shares of common stock. We have therefore needed to make estimates of the fair value of our shares of common stock at various dates for the purpose of:

•	Determining the fair value of our shares of common stock at the date of acquisition when we have acquired another entity and the consideration given includes our shares of common stock.

•

Determining the fair value of our shares of common stock at the date of the grant of a stock-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

•	Determining the fair value of our shares of common stock at the date of issuance of our convertible instruments in the determination of any beneficial conversion feature.

The following table sets forth the fair value of our shares of common stock estimated at different times. The third-party appraisals used to estimate the fair value of our common stock were performed on a contemporaneous basis.

Date	Class of Stock	Date Valuation was Completed	Fair Value (per share)	Probabilities of Future Liquidity Events: IPO / M&A / Continue Private	Purpose of Valuation	Discount for Lack of Marketability	Discount Rate
February 19, 2008	Common Stock	June 2008	$7.50	70% /25% /5%	Issuance of Series A-2 convertible redeemable preferred stock	20.0%	19.6%
September 30, 2008	Common Stock	December 2008	$4.38	70% /25% /5%	Stock option grant	20.0%	18.9%
December 31, 2008	Common Stock	March 2009	$4.25	70% /25% /5%	Computation of intrinsic value of employee stock options	20.0%	18.6%
September 30, 2009	Common Stock	December 2009	$4.63	47.5% /47.5% /5%	Stock option grant	20.0%	18.5%
December 31, 2009	Common Stock	March 2010	$5.75	47.5% /47.5% /5%	Computation of intrinsic value of employee stock options	20.0%	19.6%
August 31, 2010	Common Stock	October 2010	$6.13	47.5% /47.5% /5%	Litigation settlement and stock option grant	20.0%	19.2%
November 30, 2010	Common Stock	December 2010	$6.88	47.5% /47.5%/5%	Stock option grant	20.0%	18.8%
June 15, 2011	Common Stock	July 2011	$14.00	60% /35% /5%	Stock option grant	20.0%	19.0%
September 15, 2011	Common Stock	September 2011	$12.38	60% /35% /5%	Computation of intrinsic value of employee stock options	20.0%	19.0%

When estimating the fair value of our common stock, our management has considered a number of factors, including the result of contemporaneously (at or around the valuation date) performed third-party appraisals and equity transactions of our company, while taking into account standard valuation methods and the achievement of certain events.

The fair value of our common stock was determined with the assistance of an independent third-party valuation firm. The valuation reports have been used as part of our analysis in reaching our conclusion on stock values. We reviewed the valuation methodologies, which took into consideration the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid, and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our common stock.

2012.01.11.21	Confidential Treatment Requested By EPAM Systems, Inc.

The valuations used a combination of (i) the income approach/discounted cash flow method and (ii) the market approach to derive the fair value of our common stock from 2008 through 2011. The income approach was applied only in the “Continue Private” scenario and received 100% weighting in that scenario. Two market approaches were utilized, the public company method and the merger and acquisition method. The public company method was applied only in the “IPO” scenario and received 100% of the weighting in that scenario. The merger and acquisition method was applied only in the “M&A” scenario and received 100% of the weighting in that scenario.

The determination of the fair value of our common stock requires us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our shares of common stock and our operating history and prospects at the time of each grant.

The major assumptions used in calculating the fair value of our common stock include:

•

Weighted average cost of capital, or WACC. The WACC was determined based on a consideration of factors including the risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Comparable companies. In deriving the WACC, which is used as the discount rate under the income approach, publicly traded companies in the software outsourcing industry were selected for reference as our guideline companies for valuation.

•

Capital market valuation multiples. With the assistance of our independent third-party valuation firm, we obtained and assessed updated capital markets data of the selected comparable companies and used, for our valuations multiples of enterprise value to revenues, and enterprise value to earnings before interest, taxes, depreciation and amortization, or EBITDA. We calculate EBITDA as net income before interest income, interest expense, provision for income taxes, and depreciation and amortization expense.

•

Discount for lack of marketability. With the assistance of our independent third-party valuation firm, we considered a variety of empirical studies as well as, restrictions on the marketability of our common stock to determine an appropriate discount for lack of marketability.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our common stock. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate WACC.

We use the probability-weighted expected return method to compute the value of the common stock. Under the probability-weighted expected return method, the value of an enterprise’s common stock is estimated based upon an analysis of future values for us assuming various possible future liquidity events (initial public offering, strategic sale or merger, dissolution and private enterprise (i.e., no liquidity event)). Stock value is based upon the probability-weighted present value of expected future net cash flows (distributions to stockholders) considering each of the possible future events, as well as the rights and preferences of each class of stock. In 2008, we used a 70% weighting for the “IPO” scenario to compute the value of our common stock as we had initiated preparations for an initial public offering at the time. As a result of the economic crisis and the difficult economic conditions that began in the third quarter of 2008, we cancelled such preparations and subsequently revised our weighting for the “IPO” scenario to 47.5% to compute the value of our common stock in 2009 and 2010, reflecting our view at the time that completing an initial public offering was less probable than it was in 2008.

2012.01.11.22	Confidential Treatment Requested By EPAM Systems, Inc.

The fair value of our common stock decreased from $7.50 per share as of February 19, 2008 to $4.38 per share as of September 30, 2008 and $4.25 as of December 31, 2008. We believe the decrease in the fair value of our common stock was primarily attributable to the changing economic conditions that began with the Lehman Brothers collapse in the third quarter of 2008, driving down overall comparables and capital market valuations.

The fair value of our common stock increased from $4.25 as of December 31, 2008 to $4.63 as of September 30, 2009 and $5.75 as of December 31, 2009. We believe the increase in fair value of our common stock was due to our acquisition of Rodmon in the second quarter of 2009, which contributed a significant new revenue contract, which grew beyond anticipation almost immediately after closing. Additionally, in the fourth quarter of 2008 we implemented stringent cost controls that allowed us to reduce costs and improve profitability while facing an economic downturn.

The fair value of our common stock increased from $5.75 per share as of December 31, 2009 to $6.13 per share as of August 31, 2010 and $6.88 per share as of December 31, 2010. We believe the increase in fair value was due to the significant growth in revenues and profitability during 2010, 47.9% and 109.3%, respectively, compared to 2009. Although revenues and profitability also grew from the first six months of 2010 to the last six months of 2010, 41.2% and 66.7%, respectively, this sequential increase did not play a significant incremental role in the fair value increase between August 31, 2010 and December 31, 2010, as we believe it is consistent with normal seasonal trends in our business, primarily our hiring cycle and the budget and work cycles of our clients, rather than reflecting a significant change in our growth prospects compared to the growth trends evident in the period-over-period analysis. Additionally, our sales of common stock on September 30, 2010 and October 6, 2010, in each case at a price of $6.48 per share, tempered the fair value analysis as of December 31, 2010, but did not dictate it, due in large part to the overall improvement in the merger and acquisition and public markets in the last six months of 2010, which drove up the multiples used in the “IPO” and “M&A” scenarios.

The fair value of our common stock increased from $6.88 per share as of December 31, 2010 to $14.00 per share as of June 15, 2011, a rate of change that outpaced the increases from December 31, 2009 to August 31, 2010, and then to December 31, 2010. We believe the increase in fair value was due primarily to the significant growth in revenues and profitability we experienced during the first six months of 2011 compared to the first six months of 2010, such growth being 66.3% and 69.8%, respectively. This is a substantial improvement compared to the 33.2% growth in revenues we recorded in the first six months of 2010 compared to the first six months of 2009, although the growth in profitability between these two earlier periods was much greater than between the first six months of 2010 and 2011, in large part due to the fact that results in the first six months of 2009 were heavily depressed by the global economic downturn. In addition, although sequential revenue and profitability growth from the last six months of 2010 to the first six months of 2011, 17.8% and 1.8%, respectively, was less robust than the period-to-period comparison, we believe this primarily reflects the normal seasonal trends noted above, rather than a change in growth prospects. The valuation impact of our substantial period-over-period growth in revenues and profitability, which was the primary driver behind the fair value increase at June 15, 2011, was magnified by a 30.6% increase in the multiple used in the “IPO” scenario (8.5x as of November 30, 2010 compared to 11.1x as of June 15, 2011), as market valuations for our industry comparables gradually improved. At the same time, we increased the probability of an “IPO” event to 60% from 47.5%, and decreased the probability of an “M&A” event from 47.5% to 35%, due to our filing of a registration statement on Form S-1 with the Securities and Exchange Commission on June 10, 2011. The increase in relative weighting of an “IPO” event, though having less of an impact on the fair value increase at June 15, 2011 than the increase in overall market valuations, augmented the impact of the relatively higher valuation indicated by the public company method compared to the merger and acquisition method, reflecting the future opportunities available to us if we become a public company, including the ability to use freely tradable common stock both as an acquisition currency and for purposes of attracting, rewarding and retaining the most highly talented employees.

2012.01.11.23	Confidential Treatment Requested By EPAM Systems, Inc.

The fair value of our common stock decreased from $14.00 per share as of June 15, 2011 to $12.38 per share as of September 15, 2011, then increased to $[*] per share as of December 31, 2011. The decrease in fair value at September 15, 2011 was primarily attributable to the stock market impact of the ongoing Eurozone debt crisis and the outlook for the global economy in August 2011, resulting in a 26.1% decrease in the multiples used in the “IPO” scenario (11.1x as of June 15, 2011 compared to 8.2x as of September 15, 2011). The subsequent increase in fair value of our common stock at December 31, 2011 primarily reflected a 34.1% recovery in the multiples used in the “IPO” scenario (11.0x as of December 31, 2011).

The discount for lack of marketability is applied only in the “Continue Private” scenario. As such, the prospect of a potential initial public offering or merger and acquisition event is not applicable in this scenario. Although we have grown in both revenues and profitability, the marketability of our shares has not changed materially given such scenario’s inherent assumption that we remain privately-held without a foreseeable liquidity event.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued a new accounting standard, which provides guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. This guidance is required to be effective by no later than the first quarter of 2011 and early adoption is permitted. We adopted this standard effective January 1, 2010. Our adoption did not have a material effect on our financial condition, consolidated results of operations or disclosures.

In January 2010, the FASB issued new guidance requiring supplemental fair value disclosures and providing several clarifications regarding existing disclosure requirements. Specifically, the new guidance requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, the new standard requires a gross presentation of the Level 3 rollforward, stating separately information about purchases, sales, issuances, and settlements. The new guidance also provides clarification regarding the appropriate level of disaggregation of assets and liabilities for the purpose of fair value disclosures as well as the requirement to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. Our adoption of this standard did not have a material effect on our financial condition, consolidated results of operations or disclosures.

In December 2010, the FASB issued a new accounting standard requiring that Step 2 of the goodwill impairment test be performed for reporting units whose carrying value is zero or negative. This guidance was effective January 1, 2011. Our adoption of this standard will not have a material effect on our financial condition or consolidated results of operations.

In December 2010, the FASB issued new guidance clarifying some of the disclosure requirements related to business combinations that are material on an individual or aggregate basis. Specifically, the guidance states that, if comparative financial statements are presented, the entity should disclose revenues and earnings of the combined entity as though the business combination (s) that occurred during the current year occurred as of the beginning of the comparable prior annual reporting period only. Additionally, the new standard expands the supplemental pro forma disclosure required by the authoritative guidance to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination in the reported pro forma revenues and earnings. This guidance was effective January 1, 2011. Our adoption of this standard will not have a material effect on our financial condition or consolidated results of operations. However, it may result in additional disclosures in the event that we enter into a business combination that is material either on an individual or aggregate basis.

In June and December 2011, the FASB amended its guidance on the presentation of comprehensive income in financial statements to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. The new accounting guidance requires

2012.01.11.24	Confidential Treatment Requested By EPAM Systems, Inc.

options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to employees to achieve increases in the value of our stock over time. In addition, stock option awards generally vest ratably over four years, which enhances their retentive value.

We generally use stock options to compensate our NEOs, both in the form of initial grants in connection with the commencement of employment and additional or “refresher” grants. In 2011, however, our NEOs did not receive any equity grants. We anticipate making stock option grants to our NEOs after the closing of this offering as part of our annual compensation process. See —“2012 Long Term Incentive Plan and Awards—Equity Awards to be Granted After the Closing of This Offering.”

In 2010, Ms. Mosier received an option award in connection with the commencement of her employment, Mr. Cantor received a refresher grant, and Messrs. Fejes and Robb each received an option grant for the first time as part of their total compensation. To date, there has been no set program for the award of refresher grants, and our compensation committee retains discretion to make stock option awards to employees at any time, on the recommendation of our CEO, including in connection with the promotion of an employee, to reward an employee’s performance, for retention purposes or for other circumstances recommended by management.

In 2010, stock option grants were made under the 2006 Stock Option Plan, or the 2006 Plan, to our NEOs in the amounts set forth in the table below.

Name	Number of Options Granted
Arkadiy Dobkin, Chief Executive Officer and President	0
Ilya Cantor, Vice President and Chief Financial Officer	107,152
Karl Robb, President of EU Operations and Executive Vice President	160,000
Balazs Fejes, Chief Technology Officer	160,000
Ginger Mosier, Vice President, General Counsel and Assistant Corporate Secretary	35,720

The stock options granted to our NEOs in 2010 vest in equal installments of 25% on each of January 1, 2011, 2012, 2013 and 2014. Under the terms of the 2006 Plan, the compensation committee has the discretion to accelerate the vesting of these stock options in the event of a change in control of the company. Although Mr. Dobkin was not granted any stock options in 2010, he has a sizable direct stock ownership in the company.

Subject to stockholder approval, on January     , 2012, we will grant 194,800 shares of restricted stock to Mr. Robb. These restricted shares are scheduled to vest 25% on January , 2012 and each of January 1, 2013, 2014 and 2015. On termination of Mr. Robb’s service to the company for Cause or without Good Reason (in each case, as defined in the award agreement), any unvested restricted shares will be forfeited. In addition, under the restricted stock award agreement, Mr. Robb is subject to perpetual confidentiality and non-disclosure obligations as well as non-competition and employee and customer non-solicitation obligations that survive for a period of 12 months after the termination of service to the company.

The new equity plan that we intend to adopt in connection with the initial public offering will permit us to grant stock options, restricted stock, restricted stock units or other types of equity awards to employees of the company, including our NEOs, as the compensation committee deems appropriate. See “—2012 Long Term Incentive Plan and Awards.”

Perquisites

We do not provide significant perquisites to our NEOs, because we believe that our compensation objectives are better achieved as a result of the compensation elements described above. However, there is no firm policy against the provision of such perquisites and our current stance on perquisites may be re-evaluated at a later date as necessary to ensure that we can attract, retain, and properly motivate our NEOs.

2012.01.11.25	Confidential Treatment Requested By EPAM Systems, Inc.

Retirement and Other Broad-based Employee Benefits

We have established a 401(k) retirement plan, which is a tax-qualified self funded retirement plan, in which our U.S. employees, including Messrs. Dobkin and Cantor and Ms. Mosier, may participate. We do not make any employer contributions to the 401(k) retirement plan. Other benefits in which our U.S. employees, including Messrs. Dobkin and Cantor and Ms. Mosier, may participate include group health insurance (including medical, dental and vision), long and short term disability, group life, AD&D and paid time off. Mr. Robb receives lump sum cash payments in amounts sufficient to cover the cost of obtaining health insurance. Mr. Fejes receives health insurance benefits and a pension contribution that is mandatory under Swiss law. We do not maintain any defined benefit pension plans or any nonqualified deferred compensation plans although, as noted above, we do make pension plan contributions for Mr. Fejes under Swiss law.

Compensation Risk Assessment

Our management team has reviewed our compensation policies and practices for all of our employees with our board of directors. The board of directors has determined, based on this review, that our compensation policies and practices are not reasonably likely to have a material adverse effect on our company.

Severance and Change in Control Arrangements

During 2011, none of our NEOs were entitled to protections on a termination of employment or service or a change in control. As a result, the termination of employment of a NEO and/or a change in control would not have entitled any NEO to the acceleration of any unvested equity interest or any other payments or benefits. However, as noted above, on a change in control, the compensation committee may in its discretion accelerate the vesting of any unvested stock options issued under the 2006 Plan.

Employment Agreements and Other Arrangements

Although they are not currently party to employment or consulting agreements with us, pursuant to the terms of the consultancy agreements previously entered into, Messrs. Robb and Fejes are subject to certain confidentiality obligations that survived the expiration of those agreements. Under such obligations, Messrs. Robb and Fejes agree that they will not disclose any confidential information relating to us or our business and assign to us their rights to any intellectual property developed within the course of their service to us. Mr. Dobkin is subject to similar confidentiality obligations pursuant to an employment agreement he previously entered into and which has since expired and that is briefly described below under “— Potential Payments on Termination and Change in Control.”

In addition, Ms. Mosier and Mr. Cantor each entered into a non-disclosure and non-solicitation agreement in connection with the commencement of their respective employment. Pursuant to these agreements, Ms. Mosier and Mr. Cantor are subject to perpetual confidentiality obligations and employee and customer non-solicitation obligations that survive for a period of 12 months after the termination of employment. Mr. Cantor and Ms. Mosier also entered into agreements in connection with their option grants, under which they are subject to similar non-disclosure and non-solicitation obligations to those described above as well as non-compete obligations, which survive for a period of 12 months after the termination of employment. Mr. Robb will be subject to certain non-competition, non-solicitation and non-disclosure obligations set forth in his restricted stock agreement. See “— Elements of Compensation — Equity Awards.”

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code, or the Code, limits to $1 million the federal income tax deduction for compensation paid to any named executive officer of a publicly held corporation, other than the chief financial officer. Compensation in excess of $1 million a year may nonetheless be deducted if such compensation is “performance based” within the meaning of the Code. As a newly public company, the plans and agreements described in this prospectus are generally exempt from the application of Section 162(m) for three years.

2012.01.11.26	Confidential Treatment Requested By EPAM Systems, Inc.

Outstanding Equity Awards at December 31, 2011

The following table summarizes the number of shares of common stock underlying outstanding stock option awards for each NEO as of December 31, 2011.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Arkadiy Dobkin	—	—		—	—
Ilya Cantor	112,000	0		1.52	01/20/2016
	96,000	0		2.76	02/22/2017
	26,800	80,352	(1)	6.88	08/13/2020
Karl Robb	40,000	120,000	(1)	4.63	08/13/2020
Balazs Fejes	40,000	120,000	(1)	4.63	08/13/2020
Ginger Mosier	8,936	26,784	(1)	6.88	08/13/2020

(1)	The options vest in four equal installments, with 25% vesting on each of January 1, 2011, 2012, 2013 and 2014.

2011 Option Exercises and Stock Vested

None of our NEOs exercised stock options in 2011.

2011 Pension Benefits

We do not maintain any defined benefit pension plans, although, as discussed under “—Elements of Compensation—Retirement and Other Broad-based Employee Benefits,” we do make contributions to a pension plan for Mr. Fejes under Swiss law.

2011 Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Potential Payments on Termination and Change in Control

None of our NEOs would have been entitled to receive any payments or benefits had his or her employment or service terminated or had we undergone a change in control, in each case on December 31, 2011. Mr. Dobkin’s employment agreement, which entitled him to certain payments and benefit on specified terminations of employment, expired on January 20, 2011. As noted above, however, the compensation committee has the discretion to accelerate the vesting of outstanding stock options under the 2006 Stock Option Plan on a change in control.

2012.01.11.27	Confidential Treatment Requested By EPAM Systems, Inc.

Employee Benefit Plans

Incentive Compensation Plans

We currently maintain our 2006 Stock Option Plan, or the 2006 Plan, pursuant to which we have awarded stock options to certain of our employees, including our NEOs. We also expect to adopt the EPAM Systems, Inc. 2012 Long Term Incentive Plan, or the 2012 Plan, which is described below and which will permit us to grant equity and cash-based incentive awards to our NEOs and other employees, consultants and service providers. As of the closing of this offering, no new awards are expected to be made under the 2006 Plan. In addition, 730,616 shares that will remain available for issuance under the 2006 Plan as of                     , the effective date of the 2012 Plan, will become available for issuance under the 2012 Plan, as will any shares that are subject to an option that was previously granted under the 2006 Plan and that expires unexercised, is forfeited, terminated or canceled, or is paid in cash in lieu of shares.

2006 Stock Option Plan

Shares Subject to the Plan. The 2006 Plan was adopted on May 31, 2006, and was amended on                     . As of January 9, 2012, options to purchase 6,598,328 shares of our common stock were outstanding under the 2006 Plan. No new awards are expected to be made under the 2006 Plan after the closing of this offering.

Stock Options. Nonqualified stock options have been granted under the 2006 Plan. The term of an option may not exceed ten years. After the termination of service of a recipient, other than for Cause or due to Retirement, Disability (in each case as defined in the 2006 Plan) or death, options may be exercised, to the extent vested and exercisable on the date of termination, for a period of 30 days following such termination (or for such longer period as the compensation committee in its sole discretion may determine), and all unvested options will terminate. However, in the event of a voluntary termination of employment (other than due to Retirement) or termination for Cause, the compensation committee in its discretion may provide for the outstanding vested options to be deemed “frozen” and not exercisable for the ten-day period immediately following the date of such termination so that the compensation committee (for employees who are executive officers) or us (for other employees) may decide whether to provide for the forfeiture of such vested options, except as would be prohibited by law. In the event of termination of service due to Retirement, Disability or death, options may be exercised, to the extent vested and exercisable on the date of termination, for a period of 90 days following such termination (or for such longer period as the compensation committee may in its discretion determine, including to comply with applicable laws), and all unvested options will terminate.

In the event of a Liquidation (as defined in our amended and restated certificate of incorporation), unvested options will automatically vest immediately prior to such Liquidation and vested options must be exercised by the participant immediately prior to such Liquidation or otherwise be deemed forfeited. In the event of a Reorganization Event (as defined in our amended and restated certificate of incorporation), in the sole discretion of our compensation committee, unvested options will automatically vest immediately prior to such Reorganization Event or be replaced with comparable options to purchase shares of the capital stock of the successor entity (or affiliate thereof), and vested options, in the sole discretion of the compensation committee, will either be required to be exercised immediately prior to such Reorganization Event or otherwise be deemed forfeited or be replaced with comparable options to purchase shares of the capital stock of the successor entity (or affiliate thereof) or be purchased by us or the successor entity (or affiliate thereof).

Adjustments; Corporate Transactions. In the event of certain changes in our corporate structure, including a stock dividend or split, recapitalization, merger, consolidation, spinoff, combination, exchange of shares or extraordinary dividend, our compensation committee will adjust the aggregate number of shares reserved for issuance under the 2006 Plan and the number, exercise price and, if applicable, type of shares underlying awards under the plan, in each case, as may be determined by our compensation committee in its sole discretion to be necessary to prevent dilution or enlargement of the benefits or potential benefits awarded or intended to be awarded under the plan. In the event of certain corporate transactions, including a sale or transfer of all or

2012.01.11.28	Confidential Treatment Requested By EPAM Systems, Inc.

substantially all of our assets or intellectual property or a change in control, the compensation committee has the discretion to accelerate unvested stock options or substitute such options for an equivalent award in the successor company. The compensation committee also has the discretion to require vested stock options to be exercised immediately prior to such corporate transaction or to determine that such options will be substituted for an equivalent award in the successor company or that such options will be purchased by us or the successor company.

Amendment or Termination. Our board of directors has the authority to amend or terminate the 2006 Plan at any time, provided that stockholder approval is obtained if such approval is required by applicable tax or securities laws. We intend to terminate the 2006 Plan in connection with this offering, although outstanding awards will remain subject to the terms of the 2006 Plan.

2012 Long Term Incentive Plan and Awards

After the closing of this offering, we expect to issue nonqualified stock options under the 2012 Plan to our senior employees as part of our annual compensation process. The following is a summary of the material terms of the 2012 Plan and the stock option awards that are expected to be granted to our NEOs. This summary is qualified in its entirety by reference to the 2012 Plan attached as Exhibit 10.12 to this registration statement. You are encouraged to read the full 2012 Plan.

2012 Plan

Purpose. The purpose of the 2012 Plan is to motivate and reward those employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further our best interests and those of our shareholders.

Plan Term. The 2012 Plan is scheduled to expire after ten years. However, to the extent permitted by the listing rules of the stock exchange on which we are listed, such ten-year term may be extended indefinitely. Also, the term will expire sooner if prior to end of the ten-year term or any extension period, the maximum number of our common shares available for issuance under the 2012 Plan has been issued or our board of directors terminates the 2012 Plan.

Authorized Shares and Award Limits. Subject to adjustment (as described below), 9,246,802 shares of our common stock will be available for awards to be granted under the 2012 Plan (other than substitute awards; that is, awards that are granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by us or with which we combine). This will be in addition to 730,616 shares that, from the effective date of the 2012 Plan, will no longer be available for new awards under the 2006 Plan. In addition, up to 6,598,328 shares that are subject to outstanding awards under the 2006 Plan and that expire or terminate for any reason prior to exercise or that would otherwise return to the 2006 Plan’s share reserve will be available for awards to be granted under the 2012 Plan.

If an award (other than a substitute award) expires or is canceled or forfeited, the shares covered by such award will again be available for issuance under the 2012 Plan. Shares tendered or withheld in payment of an exercise price or for withholding taxes will also be available for future issuance under the 2012 Plan.

2012.01.11.29	Confidential Treatment Requested By EPAM Systems, Inc.

If a participant disposes of the shares received upon exercise of an incentive stock option within the one-year or two-year periods described above, it will be considered a “disqualifying disposition,” and the option will be treated as a non-qualified stock option for federal income tax purposes. If a participant exercises an incentive stock option more than three months after the participant’s employment or service with us terminates, the option will be treated as a non-qualified stock option for federal income tax purposes. If the participant is disabled and terminates employment or service because of his or her disability, the three-month period is extended to one year. The three-month period does not apply in the case of the participant’s death.

Equity Awards to Be Granted After the Closing of This Offering

After the closing of this offering, we expect to make equity grants of service-vesting non-qualified stock options to our NEOs and other employees pursuant to awards issued under the 2012 Plan as part of our annual compensation process. The stock options will have as an exercise price the closing price of a share of our common stock on the day prior to the grant date. We will not know the exact number of shares subject to individual stock option awards until such stock option grants are approved. The aggregate number of shares of our common stock underlying stock options granted to our NEOs and other employees will be no more than             .

The following terms are expected to apply if our NEOs receive stock option grants as part of our annual compensation process after the closing of this offering. The stock options will vest 25% on each of the first four anniversaries of the grant date and will expire on the tenth anniversary of the grant date. The options are not transferable prior to exercise, other than by laws of descent or distribution or in connection with any award transfer program adopted by us. After exercise, the shares are transferable subject to any applicable lock up agreement and securities laws.

If an NEO’s employment or service terminates due to death or Disability (see definition below), unless otherwise determined by our compensation committee or our board of directors in its sole discretion, unvested stock options covered by this grant will be forfeited, and vested options will remain exercisable for one year following such termination. If an NEO’s employment or service is terminated by us for Cause (see definition below), unexercised options covered by this grant, whether vested or unvested, will be forfeited. If an NEO’s employment or service is terminated by us without Cause or by the NEO for Good Reason (see definition below) on or within two years after a Change in Control (see definition below), any unvested options will vest, and the options will remain exercisable for 90 days. If an NEO’s employment or service is terminated for any other reason, unless otherwise determined by our compensation committee or our board of directors in its sole discretion, unvested options will be forfeited, and vested options will remain exercisable for 90 days.

“Disability” generally means “Disability” as defined in the executive’s employment or consulting agreement or, if not so defined, except as otherwise provided in the applicable award agreement:

•

a permanent and total disability that entitles the executive to disability income payments under any long-term disability plan or policy provided by us under which the executive is covered, as such plan or policy is then in effect; or

•

if the executive is not covered under a long-term disability plan or policy provided by us at such time for whatever reason, then “Disability” means a “permanent and total disability” as defined in Section 22(e)(3) of the Internal Revenue Code and, in this case, the existence of any such Disability will be certified by a physician acceptable to us.

2012.01.11.30	Confidential Treatment Requested By EPAM Systems, Inc.

•

any sale, lease, exchange or other transfer to any person (other than our affiliate) of our assets and/or assets of any of our subsidiaries, in one transaction or a series of related transactions, having an aggregate fair market value of more than 50% of the fair market value of our company and our subsidiaries immediately prior to such transaction or transactions, but only to the extent that, in connection with such transaction or transactions or within a reasonable period thereafter, our stockholders receive distributions of cash and/or assets having a fair market value that is greater than 50% of the fair market value of our company immediately prior to such transaction or transactions.

2011 Director Compensation

The following table lists the individuals who served as our non-employee directors during 2011. None of our non-employee directors earned any cash or equity-based compensation for their services on our board during 2011. See “Management—Board Structure and Compensation of Directors” for a discussion of how we expect to compensate our non-employee directors after this offering. We have not compensated and do not expect to compensate our employee directors for their service on our board of directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Drew Guff	—	—	—	—	—	—	—
Donald Spencer	—	—	—	—	—	—	—
Ross Goodhart	—	—	—	—	—	—	—

EPAM Systems, Inc. 2012 Non-Employee Directors Compensation Plan

We expect to adopt the EPAM Systems, Inc. 2012 Non-Employee Directors Compensation Plan, or the 2012 Directors Plan, which will allow us to grant stock options, restricted stock, RSUs and other equity-based awards to our non-employee directors. The purpose of the 2012 Directors Plan is to attract and retain the services of our experienced non-employee directors.

Plan Term. The 2012 Directors Plan will expire after ten years (unless such term is extended in accordance with the terms of the plan). However, the term will expire sooner if prior to that date the maximum number of our common shares available for issuance under the 2012 Directors Plan has been issued or our board of directors terminates the plan.

Authorized Shares. Subject to adjustment as described below, 600,000 shares of our common stock will be available for awards to be granted under the 2012 Directors Plan.

Administration. Our board of directors will administer the 2012 Directors Plan and has authority to select individuals to whom awards are granted, determine the types of awards that will be granted and the number of shares underlying such awards and interpret and administer the plan and any instrument or agreement relating to, or award made under, the plan.

Eligibility. Each member of our board of directors who is not our employee is eligible to receive awards under the 2012 Directors Plan independence standards.

2012.01.11.31	Confidential Treatment Requested By EPAM Systems, Inc.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our third amended and restated certificate of incorporation and our amended and restated bylaws as will be in effect immediately prior to the closing of this offering and relevant actions of the Delaware Government Corporate Law (the “DGCL”). Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our third amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following completion of this offering, our authorized capital stock will consist of 160,000,000 shares of common stock, par value $.001 per share, and 40,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

As of September 30, 2011, there were 38,999,032 shares of common stock outstanding, which were held of record by 50 stockholders. There will be 43,849,723 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby.

The holders of common stock are entitled to one vote per share on all matters which stockholders generally are entitled to vote, except on matters relating solely to terms of preferred stock. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

In the event of liquidation, dissolution or winding up of EPAM, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

In connection with this offering all of our outstanding shares of preferred stock will be converted into shares of common stock. Following this offering, our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of EPAM without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, EPAM has no plans to issue any of the preferred stock.

Election and Removal of Directors

Our board of directors will consist of between 3 and 9 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be

2012.01.11.32	Confidential Treatment Requested By EPAM Systems, Inc.

Our certificate of incorporation provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Anti-takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Registration Rights

After the completion of this offering, holders of approximately             shares of our common stock will have the right to require us to register the sales of their shares of common stock under the Securities Act, pursuant to the terms of the Registration Rights Agreements between us and the holders of these securities. Subject to limitations specified in such agreements, these registration rights include:

Demand registration rights.    At any time following the completion of this offering, holders of a majority of our registrable preferred securities, that will convert into our common stock, subject to each of the Registration Rights Agreements can request us to file with the SEC and cause to be declared effective a registration statement covering the resale of all or any portion of the shares of registrable securities that they hold, as long as the anticipated gross proceeds of such offering and registration will be at least $7 million. In addition, if certain holders party to the Registration Rights Agreements did not participate in this offering, such holders can request us to file with the SEC and cause to be declared effective a registration statement covering the resale of all or any portion of the shares of registrable securities that they hold, as long as the anticipated gross proceeds of such offering and registration will be at least $7 million. We are only obligated to register the registrable securities on three occasions, however our board may, in its good faith judgment, defer any filing for 90 days (which deferral may not be used more than once in any 12-month period). Furthermore, at any time, the holders of the registrable securities held by parties to the Registration Rights Agreements can require us to file with the SEC and cause to be declared effective (if we are eligible) a short-form registration statement on Form S-3 covering the resale of all or any portion of shares of registrable securities held by such persons, except if we have already effected two registration statements on Form S-3 in that year, if the anticipated gross proceeds of such offering and registration would not exceed $1 million or if Form S-3 is not available to us.

Piggyback registration rights.    After the completion of this offering, if we register any of our securities under the Securities Act for sale to the public, either for our own account or for the account of other security holders or both, the holders of shares of registrable securities party to the Registration Rights Agreements are entitled to notice of the intended registration and to include any or all of their registrable securities in the registration.

Limitations and expenses.    With specified exceptions, a stockholder’s right to include shares in an underwritten registered offering is subject to the right of the underwriters to limit the number of shares included in such offering. We are generally required to pay all expenses of registration, including the fees and expenses of legal counsel for us and for the selling stockholders, but excluding underwriters’ discounts and commissions.

2012.01.11.33	Confidential Treatment Requested By EPAM Systems, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of common stock will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, may adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon completion of this offering, based on our shares outstanding as of September 30, 2011, we will have              shares of common stock outstanding assuming the exercise of the underwriters’ over-allotment option, the conversion of all outstanding shares of preferred stock and no exercise of any options and warrants outstanding as of September 30, 2011, except for              shares of common stock to be issued and sold in this offering upon the exercise of vested stock options. Of these shares, the              shares, or          shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares of common stock purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining              shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 of the Securities Act. As a result of the contractual 180-day lockup period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus
Between 90 and 180 days (subject to extension) from the date of this prospectus
At various times after 180 days from the date of this prospectus (subject, in some cases to volume limitations)

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares outstanding immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock; and

•	the average weekly reported volume of trading of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year if we have not been a reporting company for at least 90 days. However, a non-

2012.01.10.34	Confidential Treatment Requested By EPAM Systems, Inc.

affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares of common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares of common stock 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares of common stock acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, and subject to lock-up agreements entered into in connection with this offering as described under “—Lock-up Agreements,” the holders of approximately             shares of common stock will have the right to require us to register the sales of their shares of common stock under the Securities Act, under the terms of the Registration Rights Agreements between us and the holders of these securities. These registration rights are described in “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares of common stock purchased by affiliates.

Stock Options

As of September 30, 2011, options to purchase a total of 6,701,384 shares of common stock were outstanding.                  of the shares of common stock subject to options are subject to lock-up agreements. An additional 627,560 shares of common stock remained available for future option grants under our stock plans as of September 30, 2011.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our long-term incentive plans. Subject to Rule 144 volume limitations applicable to affiliates, shares of common stock registered under any registration statements will be available for sale in the open market, except to the extent that the shares of common stock are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

We, the selling stockholders, our officers and directors and certain other stockholders who hold an aggregate of approximately              shares of our common stock have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for our common stock. Notwithstanding the

2012.01.11.35	Confidential Treatment Requested By EPAM Systems, Inc.

foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. may release any of the securities subject to these lock-up agreements at any time without notice. These agreements are described under the section captioned “Underwriting.”

Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. have advised us that they have no present intent or arrangement to release any shares of common stock subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares of common stock subject to a lock-up, Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares of common stock requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares of common stock requesting the release is an officer, director or other affiliate of ours.

Certain stockholders have also agreed, pursuant to the Registration Rights Agreements and subject to certain exceptions, not to sell or dispose of any common stock during the period ending 180 days after the date of this prospectus without our prior written consent. We expect that an aggregate of            shares of our common stock will be locked up pursuant to the lockup agreement and the Registration Rights Agreements, representing approximately       % of the outstanding shares of our common stock.

In addition, certain optionholders have agreed, subject to certain exceptions, that without our prior written consent, they will not, during the period ending 180 days after the date of this prospectus sell or dispose of any options.

We may release any of the securities subject to these lock-up agreements at any time without notice, but have no present intent or arrangement to release any shares of common stock subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any securities subject to a lock-up, we would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lockup expires, the number of shares of common stock requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares of common stock requesting the release is an officer, director or other affiliate of ours.

2012.01.11.36	Confidential Treatment Requested By EPAM Systems, Inc.

UNDERWRITING

Citigroup Global Markets Inc., UBS Securities LLC, Barclays Capital Inc. and Renaissance Securities (Cyprus) Limited are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
UBS Securities LLC
Barclays Capital Inc.
Renaissance Securities (Cyprus) Limited(1)
Stifel, Nicolaus & Company, Incorporated
Cowen and Company, LLC
Total	9,375,000

(1)	Renaissance Securities (Cyprus) Limited is not an SEC-registered broker-dealer. Any offers and sales of shares of our common stock by Renaissance Securities (Cyprus) Limited in the United States or to U.S. persons will be effected by or through its SEC-registered broker-dealer affiliate, RenCap Securities, Inc., or another SEC-registered broker-dealer, acting as a selling agent in accordance with applicable U.S. securities laws.

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares of common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares of common stock are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to make sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

If the underwriters sell more shares of common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,406,250 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares of common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, the selling stockholders, certain of our employees and our other stockholders have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the

2012.01.11.37	Confidential Treatment Requested By EPAM Systems, Inc.

180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for the shares of common stock is expected to be determined by negotiations among us, the selling stockholders and the representatives. Among the factors expected to be considered in determining the initial public offering price are our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of common stock will develop and continue after this offering.

We have applied to have our shares of common stock listed on the NYSE under the symbol “EPAM”.

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by EPAM Systems, Inc.		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares of common stock in an amount up to the number of shares of common stock represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares of common stock in an amount in excess of the number of shares of common stock represented by the underwriters’ over-allotment option.

•

Covering transactions involve purchases of shares of common stock either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares of common stock in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares of common stock in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares of common stock to close the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option.

2012.01.11.38	Confidential Treatment Requested By EPAM Systems, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

EPAM Systems, Inc.

Newtown, PA

We have audited the accompanying consolidated balance sheets of EPAM Systems, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in redeemable preferred stock and stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EPAM Systems, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Philadelphia, PA

June 10, 2011 (January [    ], 2012 as to the effect of the stock

split described in note 16)

2012.01.11.39	Confidential Treatment Requested By EPAM Systems, Inc.

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2010	2009
	(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	$54,004	$52,927
Accounts receivable, net of allowance of $1,671 in 2010 and $2,982 in 2009	41,488	27,450
Unbilled revenues, net of allowance $0 in 2010 and $264 in 2009	23,883	13,952
Prepaid and other current assets	5,750	3,028
Deferred tax assets, current	3,122	1,362

Total current assets	128,247	98,719
Property and equipment, net	25,338	23,053
Restricted cash	2,438	373
Intangible assets, net	2,023	2,728
Goodwill	10,032	9,222
Deferred tax assets, long-term	2,294	1,160
Other long-term assets	486	152

Total assets	$170,858	$135,407

Liabilities
Current liabilities
Accounts payable	$2,001	$4,127
Accrued expenses	15,031	4,928
Deferred revenue	5,151	4,417
Due to employees	5,685	3,229
Revolving line of credit	–	7,000
Taxes payable	7,528	6,148
Deferred tax liabilities, current	331	213

Total current liabilities	35,727	30,062
Deferred tax liabilities, long-term	173	134

Total liabilities	35,900	30,196

Commitments and Contingencies (Note 15)
Preferred stock, $.001 par value; 40,000,000 authorized; 16,439,480 and 16,439,480 Series A-1 convertible redeemable preferred stock issued and outstanding at December 31, 2010 and 2009; $.001 par value 7,560,912 authorized, 3,078,432 and 5,400,648 Series A-2 convertible redeemable preferred stock issued and outstanding at December 31, 2010 and 2009	68,377	87,413
Puttable common stock, $.001 par value, 56,896 and 171,312 shares issued and outstanding at December 31, 2010 and 2009	332	1,264
Stockholders’ equity
Common stock, $.001 par value; 160,000,000 authorized; 18,810,112 and 18,701,784 shares issued; 17,054,408 and 17,060,504 shares outstanding at December 31, 2010 and 2009, respectively	17	17
Preferred stock, $.001 par value; 2,322,216 and 0 authorized Series A-3 convertible preferred stock issued and outstanding at December 31, 2010 and 2009, respectively	2	—
Additional paid-in capital	36,748	12,582
Retained earnings	47,718	20,842
Treasury stock	(15,972)	(15,040)
Accumulated other comprehensive loss	(2,264)	(1,867)

Total stockholders’ equity	66,249	16,534

Total liabilities and stockholders’ equity	$170,858	$135,407

The accompanying notes are an integral part of the consolidated financial statements

2012.01.11.40	Confidential Treatment Requested By EPAM Systems, Inc.

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,
	2010	2009	2008
	(in thousands, except per share data)
Revenues	$221,824	$149,939	$160,632
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	132,528	88,027	91,205
Selling, general and administrative expenses	47,635	39,248	53,913
Depreciation and amortization expense	6,242	5,618	4,889
Other operating expenses, net	2,629	1,064	400

Income from operations	32,790	15,982	10,225
Interest income	562	227	1,474
Interest expense	(76)	(185)	(129)
Foreign exchange (loss)	(2,181)	(1,617)	(3,819)

Income before provision for income taxes	31,095	14,407	7,751
Provision for income taxes	2,787	879	3,701

Net income	$28,308	$13,528	$4,050

Accretion of preferred stock	(1,432)	(4,423)	(3,941)
Net income allocated to participating securities	(17,984)	(5,201)	(63)
Effect on income available from redemption of preferred stock	5,418	—	—

Net income available for common stockholders	14,310	3,904	46

Net income per share of common stock:
Basic (common)	$0.84	$0.23	$0.00
Basic (puttable common)	$0.84	$0.23	$0.00
Diluted (common)	$0.79	$0.22	$0.00
Diluted (puttable common)	$0.79	$0.22	$0.00
Shares used in calculation of net income per share of common stock:
Basic (common)	17,056	16,719	16,050
Basic (puttable common)	141	153	114
Diluted (common)	19,314	18,474	17,980
Diluted (puttable common)	141	153	114
Pro forma net income per share of common stock:
Basic	$0.88
Diluted	$0.83
Shares used in calculation of pro forma net income per share of common stock:
Basic	38,490
Diluted	40,748

The accompanying notes are an integral part of the consolidated financial statements

2012.01.11.41	Confidential Treatment Requested By EPAM Systems, Inc.

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

	For the years ended December 31, 2010, 2009 and 2008
	Series A-1 and A-2, Convertible Redeemable Preferred		Puttable Common Stock		Common Stock		Series A-3 Convertible Preferred Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive income
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except share data)
Balance, December 31, 2007	16,439,480	$31,448	83,744	$613	17,409,456	$17	—	$—	$5,827	$11,628	$—	$1,457	$18,929
Sale of Series A-2 convertible redeemable preferred stock (Note 12)	5,400,648	47,601	—	—	—	—	—	—	—	—	—	—	—
Accretion of A-1 preferred stock to redemption value	—	3,941	—	—	—	—	—	—	—	(3,941)	—	—	(3,941)
Issuance of common stock	—	—	—	—	12,696	—	—	—	18	—	—	—	18
Purchase of common stock	—	—	—	—	(1,566,184)	(2)	—	—	2	—	(14,500)	—	(14,500)
Stock issued in connection with acquisition of Plus Micro	—	—	33,664	313	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	9,600	117	522,536	1	—	—	2,679	—	—	—	2,680
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(3,138)	(3,138)	(3,138)
Net income	—	—	—	—	—	—	—	—	—	4,050	—	—	4,050	4,050

Balance, December 31, 2008	21,840,128	82,990	127,008	1,043	16,378,504	16	—	—	8,526	11,737	(14,500)	(1,681)	4,098	912
Accretion of A-1 convertible redeemable preferred stock to redemption value	—	4,423	—	—	—	—	—	—	—	(4,423)	—	—	(4,423)
Purchase of common stock	—	—	—	—	(75,096)	—	—	—	—	—	(540)	—	(540)
Stock issued in connection with acquisition of Rodmon	—	—	38,784	200	323,160	—	—	—	1,667	—	—	—	1,667
Stock issued in connection with acquisition of Plus Micro	—	—	5,520	21	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	433,936	1	—	—	2,389	—	—	—	2,390
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(186)	(186)	(186)
Net income	—	—	—	—	—	—	—	—	—	13,528	—	—	13,528	13,528

Balance, December 31, 2009	21,840,128	87,413	171,312	1,264	17,060,504	17	—	—	12,582	20,842	(15,040)	(1,867)	16,534	13,342

(Continued)

The accompanying notes are an integral part of the consolidated financial statements

2012.01.11.42	Confidential Treatment Requested By EPAM Systems, Inc.

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (CONT’D)

	For the years ended December 31, 2010, 2009 and 2008
	Series A-1 and A-2, Convertible Redeemable Preferred		Puttable Common Stock		Common Stock		Series A-3 Convertible Preferred Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive income
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except share data)
Balance, December 31, 2009	21,840,128	87,413	171,312	1,264	17,060,504	17	—	—	12,582	20,842	(15,040)	(1,867)	16,534
Repurchase and retirement of Series A-2 convertible redeemable preferred stock	(2,322,216)	(20,468)	—	—	—	—	—	—	5,418	—	—	—	5,418
Issue of Series A-3 convertible preferred stock	—	—	—	—	—	—	2,322,216	2	14,969	—	—	—	14,971
Accretion of A-1 preferred stock to redemption value	—	1,432	—	—	—	—	—	—	—	(1,432)	—	—	(1,432)
Purchase of common stock (Note 12)	—	—	—	—	—	—	—	—	—	—	(6,392)	—	(6,392)
Net proceeds from sale of common stock (Note 12)	—	—	—	—	—	—	—	—	(58)	—	6,392	—	6,334
Purchase of puttable stock (Note 12)	—	—	(114,416)	(932)	—	—	—	—	932	—	(932)	—	—
Adjustment of shares issued in connection with acquisition of Rodmon	—	—	—	—	(11,696)	—	—	—	(60)	—	—		(60)
Stock-based compensation expense	—	—	—	—	—	—	—	—	2,939	—	—	—	2,939
Proceeds from stock options exercise	—	—	—	—	5,600	—	—	—	26	—	—	—	26
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(397)	(397)	(397)
Net income	—	—	—	—	—	—	—	—	—	28,308	—	—	28,308	28,308

Balance, December 31, 2010	19,517,912	68,377	56,896	332	17,054,408	17	2,322,216	2	36,748	47,718	(15,972)	(2,264)	66,249	27,911

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements

2012.01.11.43	Confidential Treatment Requested By EPAM Systems, Inc.

The purchase price was allocated to the assets acquired based on their related fair values, as follows:

Cash and cash equivalents	$11
Restricted cash	107
Trade receivables	273
Prepaid and other assets	53
Property and equipment	113
Software	19
Trade name	216
Goodwill	838

Total assets acquired	1,630

Accounts payable	580
Accrued expenses	186
Deferred revenue	448
Liability under capital leases	36
Other taxes payable	20

Total liabilities assumed	1,270

Net assets acquired	$360

Included in consolidated statements of income for the year ended December 31, 2010 are $677 and $873 of revenues and net losses of the acquiree, respectively.

Total service fees related to the acquisition amount to $63 and are presented within selling, general and administrative expenses for the year ended December 31, 2010.

The pro forma results presented below include the effects of the Instant Information acquisition as if it had been consummated as of January 1, 2009.

	(unaudited)
	Pro Forma Year Ended December 31, 2010	Pro Forma Year Ended December 31, 2009
Revenues	$223,313	$158,606
Net income	24,976	11,363

Rodmon Systems, Inc. — On May 31, 2009, EPAM agreed to acquire substantially all the assets of Rodmon Systems Inc. and Rodmon Belarus (combined known as “Rodmon”). The primary purpose of this acquisition was to acquire a strategic client relationship and experienced management and technical personnel. The purchase price was set based on 2009 calendar year collected revenue, which resulted in $1,867 in stock. The Company issued 323,160 shares of common stock and 38,784 shares of puttable common stock with an estimated fair value determined by management of the Company using market prices and multiples generated in similar transactions. The results of Rodmon are included in the Company’s consolidated financial statements from June 1, 2009.

Under the acquisition method of accounting the Company has allocated the purchase price to the tangible and intangible assets and liabilities acquired based on their fair values. As part of the process, the Company performed a valuation analysis to determine the fair values of certain identifiable assets of Rodmon as of the acquisition date. As part of the valuation process, the income approach was used to determine the fair value of the client relationship of $1,287. The intangible is being amortized over a 5 year life. No goodwill can be deducted for tax purposes.

2012.01.11.44	Confidential Treatment Requested By EPAM Systems, Inc.

The purchase price was allocated to the assets acquired based on their related fair values, as follows:

Trade receivables	$405
Unbilled revenues	11
Prepaid assets	4
Property and equipment	39
Client relationships	1,288
Goodwill	920

Total assets acquired	2,667

Accounts payable	118
Due to employees	4
Accrued expenses	179
Deferred tax liability — long-term	499

Total liabilities assumed	800

Net assets acquired	$1,867

Included in consolidated statements of income for the year ended December 31, 2009 are $1,166 and $101 of revenues and net income of the acquiree, respectively.

The pro forma results presented below include the effects of the acquisition as if it had been consummated as of January 1, 2008.

	(unaudited)
	Pro Forma Year Ended December 31, 2009	Pro Forma Year Ended December 31, 2008
Revenues	$150,640	$161,733
Net income	13,523	4,038

Plus Micro — On June 13, 2008, EPAM agreed to acquire 100% (one hundred percent) of the charter capital of TOO “PLUS MICRO” (“Plus Micro”), a company organized and existing under the laws of the Republic of Kazakhstan. The business purpose of the acquisition was to expand our geographic footprint, broaden our service portfolio and help gain access to new clients throughout the CIS region.

The purchase price was approximately $1,407 (including transaction costs, net of $142 cash acquired) in cash and stock. The Company made cash payments of approximately $1,104, issued 33,664 shares of puttable common stock valued at $313 and paid $132 of cash 12 months after the acquisition date which was contingent on the verification of the accuracy of certain representations made by the sellers. The estimated fair value of common stock issued was determined by management of the Company using market prices and multiples generated in similar transactions. The results of operations of Plus Micro are included in the Company’s consolidated financial statements from June 1, 2008. The activity from June 1, 2008 to June 13, 2008 was immaterial to the consolidated financial statements of the Company.

Under the purchase method of accounting the Company has allocated the purchase price to the tangible and intangible assets and liabilities acquired based on their fair values. As part of the process, the Company performed a valuation analysis to determine the fair values of certain identifiable assets of Plus Micro as of the acquisition date. As part of the valuation process, the income approach was used to determine the fair value of the client relationship of $1,449. The intangible is being amortized over a five-year life.

2012.01.11.45	Confidential Treatment Requested By EPAM Systems, Inc.

Long-lived assets include property and equipment, net of accumulated depreciation and amortization. Information about the Company’s revenues by client location for each of the three years ended December 31 is as follows:

	2010	2009	2008
United States	$117,027	$80,168	$79,881
Russia	31,488	24,503	42,853
United Kingdom	32,584	18,785	16,247
Switzerland	9,751	2,369	89
Kazakhstan	7,480	5,253	7,503
Germany	7,239	6,110	4,610
Netherlands	5,399	4,013	3,129
Other locations	7,083	6,607	3,292
Reimbursable expenses and other revenues	3,773	2,131	3,028

Revenues	$221,824	$149,939	$160,632

Revenues by client location differ from the segment information above, which is not solely based on the geographic location of the clients but rather is based on managerial responsibility for a particular client regardless of where the client is located.

Service Offering Information

Information about the Company’s revenues by service offering for each of the three years ended December 31 is as follows:

	Year Ended December 31,
	2010	2009	2008
Software development	$149,658	$105,397	$117,313
Application testing services	44,459	28,489	27,096
Application maintenance and support	19,262	11,828	10,917
Infrastructure services	2,823	—	94
Licensing	1,849	2,094	2,184
Reimbursable expenses and other revenues	3,773	2,131	3,028

Revenues	$221,824	$149,939	$160,632

12. PREFERRED AND COMMON STOCK

Series A-1 Convertible Redeemable Preferred Stock (“Series A-1 Preferred”) — On January 20, 2006, Siguler Guff LLC, a New York based private equity investment firm, acting through its affiliated investment funds Russia Partners II LP (RPII) and Russia Partners EPAM Fund LP (RPE), purchased 5,258,832 shares of Series A-1 Preferred at $1.52 per share or $8,000. At the same time, RPII and RPE also acquired 11,180,648 shares of the Company’s common stock from existing holders, and the Company enabled RPII and RPE to convert such shares into 11,180,648 shares of Series A-1 Preferred. The difference between the share price of the Series A-1 Preferred ($1.52 per share) and the common stock ($1.13 per share) exchanged of $6,803 has been recorded as a deemed dividend. The Company accreted the 12.5% compounded annual rate of return through April 15, 2010, in accordance with the redemption provision as detailed below. Annual accretion was $1,432, $4,423 and $3,941 for the years ended December 31, 2010, 2009 and 2008, respectively. The ending redemption value was $41,245, $39,813 and $35,390 at December 31, 2010, 2009 and 2008, respectively.

The terms of the Series A-1 Preferred are as follows:

Dividends — No dividends will be paid on the Series A-1 Preferred unless dividends are paid on common stock.

2012.01.11.46	Confidential Treatment Requested By EPAM Systems, Inc.

Liquidation — Before any payment to the common stockholders, the Series A-1 Preferred will receive their purchase price of the Series A-1 Preferred ($1.52 per share) plus a 12.5% compounded annual rate of return on the purchase price.

If the assets distributable to the holders of the Series A Preferred upon a liquidation are insufficient to pay the full Series A-1, A-2 and A-3 Preferred liquidation amounts, then such assets or the proceeds shall be distributed among the holders of the Series A-1, A-2 and A-3 Preferred ratably in proportion to the respective amount to which they otherwise would be entitled.

The liquidation amount is equal to the carrying value for all periods presented.

Redemption — At any time after January 1, 2011, if the Company has not affected a qualified public offering, as defined, the holders of at least a majority of the then outstanding shares of Series A-1 Preferred, voting together as a separate class, may by written request require the Company to redeem all or any number of shares of the Series A-1 Preferred in four equal semi-annual installments beginning thirty calendar days from the date of the redemption election and ending on the date one and one-half years after such date. The Company shall affect such redemptions on the applicable redemption date by paying in cash in exchange for each share of Series A-1 Preferred to be redeemed then outstanding an amount equal to the Series A-1 Preferred liquidation amount ($1.52 per share plus a 12.5% compounded annual rate of return) on such redemption date.

Pursuant to section 6.8 of the Series A-3 convertible preferred stock purchase agreement, the 12.5% compounded annual return related to the Series A-1 Preferred, which has been part of the Series A-1 liquidation amount, ceases after the date of issuance of the Series A-3 Preferred. EPAM terminated the accretion related to this liquidation amount on or about April 15, 2010.

Voting — Each holder of a share of Series A-1 Preferred shall be entitled to voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided or as required by law) voting together with the common stock as a single class on an as-converted to common stock basis. Each share of Series A-1 Preferred (including fractional shares) shall be entitled to one vote for each whole share of common stock that would be issuable upon conversion of such shares on the record date for determining eligibility to participate in the action being taken.

Conversion Rights — Any holder of Series A-1 Preferred may convert any share of Series A-1 Preferred held by such holder into a number of shares of common stock determined by dividing (i) the Series A-1 Preferred purchase price ($1.52 per share) by (ii) the Series A-1 conversion price then in effect. The initial conversion price for the Series A-1 Preferred (the “Series A-1 Conversion Price”) shall be equal to the purchase price ($1.52 per share). The Series A-1 Conversion Price from time to time in effect is subject to adjustment, as defined. Each share of Series A-1 Preferred shall automatically be converted into shares of common stock at the then effective applicable Series A-1 Conversion Price upon the earliest of (i) the date specified by vote or written consent or agreement of holders of at least a majority of the shares of Series A-1 Preferred then outstanding, (ii) effective immediately before a qualified public offering, as defined, or (iii) effective upon the closing of a liquidation or a reorganization event, as defined, that results in the receipt of a per share amount of cash proceeds or non-cash property valued equal to or greater than the Series A-1 Preferred liquidation amount, as defined.

Series A-2 Convertible Redeemable Preferred Stock (“Series A-2 Preferred”) — On February 19, 2008, the Company completed a private placement and raised net proceeds of $47,601 ($50,000 gross less $2,399 costs) from the sale of 5,400,648 shares of Series A-2 Preferred at a sale price of $9.26 per share. The ending carrying value was $27,132, $47,601 and $47,601 at December 31, 2010, 2009 and 2008, respectively.

In connection with this private placement, the Company designated the Series A-2 Preferred as a new series of preferred stock and renamed the existing series of shares of Series A preferred stock as Series A-1 Preferred.

On January 19, 2010, the Company entered into a stock repurchase agreement with certain stockholders to repurchase 2,322,216 of Series A-2 Convertible Redeemable Preferred Stock at a per share price of $6.48 for a

2012.01.11.47	Confidential Treatment Requested By EPAM Systems, Inc.

total consideration of $15,050. On November 10, 2010, Board of Directors of the Company voted to retire these shares.

The Series A-2 Preferred shares have the following rights and preferences:

Dividends — No dividends will be paid on the Series A-2 Preferred unless dividends are paid on common stock.

Liquidation — Before any payment to the common stockholders, the Series A-2 Preferred holders will receive their liquidation preference.

In the event of any liquidation that values 100% of the equity securities of the Company on a fully-diluted basis at an amount that is less than the Series A-2 post-money valuation, as defined, the holders of shares of Series A-2 Preferred shall be entitled to receive either their per share purchase price of the Series A-2 Preferred ($9.26) plus a 12.5% compounded annual rate of return if the purchase price is less than the percentage ceiling amount, defined for purposes of liquidation as 17.1% of cash proceeds or non cash property received by the Company in the event of any liquidation, or the greater of (1) $9.26 per share and (2) the percentage ceiling amount.

In the event of liquidation that values 100% of the equity securities of the Company on a fully-diluted basis at an amount that is equal to or greater than the Series A-2 post-money valuation, as defined, the holders of shares of Series A-2 Preferred shall be entitled to receive either their per share purchase price of the Series A-2 Preferred ($9.26) plus a 12.5% to 18% compounded annual rate of return on the purchase price, if greater than the percentage ceiling amount, or the percentage ceiling amount.

If the assets distributable to the holders of the Series A Preferred upon a liquidation are insufficient to pay the full Series A-1, A-2 and A-3 Preferred liquidation amounts, then such assets or the proceeds shall be distributed among the holders of the Series A-1, A-2 and A-3 Preferred ratably in proportion to the respective amount to which they otherwise would be entitled.

Redemption — At any time before January 1, 2011, if the Company has not effected a qualified public offering, as defined, the holders of at least a majority of the then outstanding shares of Series A-2 Preferred, may, by written request, require the Company to redeem all or any number of shares of the Series A-2 Preferred in three equal installments payable no later than the 12th, 18th and 24th month following the date of the redemption election. The Company shall effect such redemptions on the applicable redemption date by paying in cash in exchange for each shares of Series A-2 Preferred to be redeemed then outstanding, a per share amount equal to the lesser of (x) an amount that would provide a compounded annual return of 12.5% from the date of initial issuance date and (y) the percentage ceiling amount. At any time on or after January 1, 2011, the redemption per share amount is equal to the lesser of (x) the hurdle amount, an amount that would provide an annual IRR, as defined, from the initial issuance date of such share of at least 17%, provided, however, that the hurdle amount, as defined, shall cease to compound after December 31, 2010 and (y) the percentage ceiling amount, as defined. The percentage ceiling amount means, initially, 17.1% and thereafter adjusted pro rata for any changes in the percentage of capital stock of the Company owned by the holders of shares of Series A-2 Preferred (on a fully diluted basis) multiplied by the aggregate value of all Common Stock (assuming conversion of the Series A Preferred) as reasonably determined by the Board in good faith.

Voting — Each holder of a Series A-2 Preferred shall be entitled to voting rights and powers equal to the voting rights and powers of common stock (except as otherwise expressly provided or as required by law) voting together with the common stock as a single class on an as-converted to common stock basis. Each share of Series A-2 Preferred (including fractional shares) shall be entitled to one vote for each whole share of common stock that would be issuable upon conversion of such shares on the record date for determining eligibility to participate in the action being taken.

Conversion rights — Any holder of Series A-2 Preferred may convert any share of Series A-2 Preferred held by such holder into a number of shares of common stock determined by dividing (i) the Series A-2 Preferred

2012.01.11.48	Confidential Treatment Requested By EPAM Systems, Inc.

purchase price ($9.26 per share) by (ii) the Series A-2 conversion price then in effect. The initial conversion price for the Series A-2 Preferred (the “Series A-2 Conversion Price”) shall be equal to the purchase price ($9.26 per share). The Series A-2 Conversion Price from time in effect is subject to adjustment, as defined. Each share of Series A-2 Preferred shall automatically be converted into shares of common stock at the then effective applicable Series A-2 Conversion Price upon the earliest of (i) the date specified by vote or written consent or agreement of holders of at least a majority of the shares of Series A-2 Preferred then outstanding, (ii) effective immediately before a qualified public offering, as defined, or (iii) effective upon the closing of a liquidation or a reorganization event, as defined, that results in the receipt per share of amount of cash proceeds or non-cash property valued equal to or greater than, the lesser of (x) their purchase price of the Series A-2 Preferred ($9.26 per share) plus a 12.5% compounded annual rate of return on the purchase price and (y) the percentage ceiling amount, as defined.

Registration Rights — The holders of at least majority of the Series A-2 Preferred holders, may, by written request, require the Company to file a registration statement with certain limitations.

Series A-3 Convertible Preferred Stock (“Series A-3 Preferred”)

On April 15, 2010, the Company created and issued 2,322,216 shares of Series A-3 Preferred at $6.48 per share, for a total consideration of $14,971, net of costs.

The Series A-3 Preferred have the following rights and preferences:

Dividends — No dividends will be paid on the Series A-3 Preferred unless dividends are paid on common stock.

Liquidation — Before any payment to the common stockholders, the Series A-3 Preferred holders will receive their liquidation preference.

In the event of liquidation that values 100% of the equity securities of the Company on a fully-diluted basis at an amount that is equal to or greater than the Series A-3 liquidation amount, as defined, the holders of shares of Series A-3 Preferred shall be entitled to receive their pro rata portion based on the per share amount available to common stockholders.

If the assets distributable to the holders of the Series A Preferred upon a liquidation are insufficient to pay the full Series A-1, A-2 and A-3 Preferred liquidation amounts, then such assets or the proceeds shall be distributed among the holders of the Series A-1, A-2 and A-3 Preferred ratably in proportion to the respective amount to which they otherwise would be entitled.

The liquidation amount is equal to the carrying value for all periods presented.

Voting — Each holder of a Series A-3 Preferred shall be entitled to voting rights and powers equal to the voting rights and powers of common stock (except as otherwise expressly provided or as required by law) voting together with the common stock as a single class on an as-converted to common stock basis. Each share of Series A-3 Preferred (including fractional shares) shall be entitled to one vote for each whole share of common stock that would be issuable upon conversion of such shares on the record date for determining eligibility to participate in the action being taken.

Conversion rights — Any holder of Series A-3 Preferred may convert any share of Series A-3 Preferred held by such holder into a number of shares of common stock determined by dividing (i) the Series A-3 Preferred purchase price ($6.48 per share) by (ii) the Series A-3 conversion price then in effect. The initial conversion price for the Series A-3 Preferred (the “Series A-3 Conversion Price”) shall be equal to the purchase price ($6.48 per share). The Series A-3 Conversion Price from time in effect is subject to adjustment, as defined. Each share of Series A-3 Preferred shall automatically be converted into shares of common stock at the then effective applicable Series A-3 Conversion Price upon the earliest of (i) the date specified by vote or written

2012.01.11.49	Confidential Treatment Requested By EPAM Systems, Inc.

consent or agreement of holders of at least a majority of the shares of Series A-3 Preferred then outstanding, (ii) effective immediately before a qualified public offering, as defined, or (iii) effective upon the closing of a liquidation or a reorganization event, as defined.

Registration Rights — The holders of at least a majority of the Series A-3 Preferred holders, may, by written request, require the Company to file a registration statement with certain limitations.

Puttable Stock — As part of consideration paid in business combinations (see Note 2), the Company issued common stock to certain stockholders of the acquired companies. The shares had an attached Put Option that provided the holders with the right to put the shares at the original per share value in the event the Company does not have a qualified public offering or reorganization event within a specified period from the acquisition date. The Company issued 44,304, 43,280 and 0 shares for the years ending December 31, 2010, 2009 and 2008, respectively.

Treasury Stock — During 2010, the Company purchased 114,432 shares of puttable common stock, at a cost of $932, in connection with the execution of a stockholder put option. During the fourth quarter of 2009, the Company purchased 75,096 shares of common stock, at a cost of $540, in connection with the execution of a stockholder put option. During the second quarter of 2008, the Company purchased 1,566,184 shares of common stock, at a cost of $14,500, in connection with certain equity transactions authorized by the board of directors.

13. STOCK COMPENSATION

Restricted Stock Units — As of December 31, 2008, 439,448 restricted shares were issued and outstanding. The shares were valued at their fair market value on date of grant and vest in accordance with individual agreements. The shares carry a restriction to transferability prior to vesting, and upon vesting are automatically converted into common stock of the Company. The shares vest over a specified period or if issued as part of an acquisition, based on milestones. In general, the Shares become fully vested upon reorganization or a liquidity event. The stock-based compensation charge related to shares granted was $0, $851 and $1,304 in 2010, 2009 and 2008, respectively. Summary of restricted stock activity as of December 31, 2010, and changes during the years then ended is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock outstanding at December 31, 2007	956,464	$2.28
Restricted stock granted	15,136	9.26
Restricted stock vested	(532,152)	2.40

Unvested restricted stock outstanding at December 31, 2008	439,448	$2.37
Restricted stock granted	—	—
Restricted stock vested	(439,448)	2.37

Unvested restricted stock outstanding at December 31, 2009	—	—
Restricted stock granted	—	—
Restricted stock vested	—	—

Unvested restricted stock outstanding at December 31, 2010	—	—

All restricted stock units were fully vested as of December 31, 2009.

Stock Option Plan — Effective May 31, 2006, the Board of Directors of the Company adopted the 2006 Stock Option Plan (the “2006 Plan”). The Company’s stock option plan permits the granting of options to directors, employees, and certain independent contractors. The Compensation Committee of the Board of Directors generally has the authority to select individuals who are to receive options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the exercise price,

2012.01.11.50	Confidential Treatment Requested By EPAM Systems, Inc.

vesting provisions, and the overall option term. A total of 7,395,840 shares of common stock have been reserved for issuance under the 2006 Plan. All of the options issued pursuant to the 2006 Plan expire ten years from the date of grant.

As of December 31, 2010, 2009 and 2008, options to purchase 6,378,584, 3,827,312 and 3,974,560 shares of common stock, respectively, were issued and outstanding under the 2006 Plan. The stock-based compensation charge related to stock option grants for 2010, 2009 and 2008 was $2,939, $1,560 and $1,493, respectively. A summary of stock option activity as of December 31, 2010, 2009 and 2008, and changes during the years then ended is presented below:

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at January 1, 2008	4,018,472	$2.58	$26,852
Options granted	140,888	9.26	(706)
Options exercised	(12,000)	1.52	(33)
Options forfeited/cancelled	(172,800)	3.30	(429)

Options outstanding at December 31, 2008	3,974,560	$2.79	$5,825

Options granted	68,000	4.63	76
Options forfeited/cancelled	(215,248)	3.40	(429)

Options outstanding at December 31, 2009	3,827,312	$2.30	$13,277

Options granted	2,774,952	5.77	3,064
Options exercised	(5,600)	4.63	(13)
Options forfeited/cancelled	(218,080)	2.98	(850)

Options outstanding at December 31, 2010	6,378,584	$3.79	$19,708

Options vested and exercisable at December 31, 2010	3,307,464	2.08	15,861
Options expected to vest	2,608,488	5.61	3,309

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line method over the service period (generally the vesting period). The Black-Scholes model incorporates the following assumptions:

a. Expected volatility — the Company estimates the volatility of common stock at the date of grant using historical volatility of peer public companies. The expected volatility was 43%, 49% and 45% in 2010, 2009 and 2008, respectively.

b. Expected term — the Company estimates the expected term of options granted using the simplified method of determining expected term as outlined in SEC Staff Accounting Bulletin 107 as used for grants. The expected term was 6.25 years in 2010, 2009 and 2008.

c. Risk-free interest rate — the Company estimates the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant. The risk-free rate was approximately 1.78%, 3.0% and 3.4% in 2010, 2009 and 2008.

d. Dividends — the Company uses an expected dividend yield of zero since it has never declared or paid any dividends on its common stock. The Company intends to retain any earnings to fund future growth and the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

Additionally, the Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. It uses a combination of historical data and other factors to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

2012.01.11.51	Confidential Treatment Requested By EPAM Systems, Inc.

As of December 31, 2010, 2009 and 2008 there was $6,650, $1,837 and $2,879, respectively, of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the plan. That cost is expected to be recognized over the next 2 years using the weighted average method.

During the fourth quarter of 2010, the Company modified certain parameters pertaining to the stock option award issued on August 13, 2010. Summary of the key terms of the modification follows:

	After modification	Before modification
Number of grantees	20	20
Number of options granted	604,960	552,000
Strike price	$6.88	$4.63

The modification had no impact on the estimated costs related to the stock options issued on August 13, 2010.

14. EARNINGS PER SHARE

Basic EPS is computed by dividing the net income applicable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the same period. Our Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred, restricted stock units and puttable common stock are considered participating securities since these securities have non-forfeitable rights to dividends or dividend equivalents during the contractual period of the award and thus require the two-class method of computing EPS. When calculating diluted EPS, the numerator is computed by adding back the undistributed earnings allocated to the participating securities in arriving at the basic EPS and then reallocating such undistributed earnings among the company’s common stock, participating securities and the potential common shares that result from the assumed exercise of all dilutive options. The denominator is increased to include the number of additional common shares that would have been outstanding had the options been issued.

The following table sets forth the computation of basic and diluted earnings per share as follows:

	2010	2009	2008
Numerator for common earnings per share:
Net income	$28,308	$13,528	$4,050
Accretion of preferred stock	(1,432)	(4,423)	(3,941)
Net income allocated to participating securities	(17,984)	(5,201)	(63)
Effect on income available from redemption of preferred stock	5,418	—	—

Numerator for basic (common) earnings per share	14,310	3,904	46
Effect on income available from reallocation of options	996	224	3

Numerator for diluted (common) earnings per share	$15,306	$4,128	$49

Numerator for (puttable common) earnings per share:
Net income allocated to basic (puttable common)	118	36	0
Effect on income available from reallocation of options	(7)	(2)	(0)

Numerator for diluted (puttable common) earnings per share	111	34	0

Denominator for basic (common) earnings per share:
Weighted average common shares outstanding	17,056	16,719	16,050

Effect of dilutive securities:
Stock options	2,258	1,755	1,930

Denominator for diluted (common) earnings per share	19,314	18,474	17,980

Denominator for basic and diluted (puttable common) earnings per share:
Weighted average puttable common shares outstanding	141	153	114

2012.01.11.52	Confidential Treatment Requested By EPAM Systems, Inc.

	2010	2009	2008

Earnings per share:
Basic (common)	$0.84	$0.23	$0.00
Basic (puttable common)	0.84	0.23	0.00
Diluted (common)	0.79	0.22	0.00
Diluted (puttable common)	0.79	0.22	0.00

Excluded Options due to Anti-Dilutive	1,803	—	574

Pro Forma Net Income per Share (Unaudited) — Upon completion of the planned initial public offering the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred convert into common shares. This conversion would have a significant impact on net income per share calculation.

Therefore, pro forma basic and diluted net income per share were computed using the as-if converted method as though the conversion had occurred as of the beginning of the period.

The following table presents the calculation of pro forma basic and diluted net loss per share:

2010
Net Income	28,308
Effect on income available from redemption of preferred stock	5,418

Adjusted Net Income	33,726

Weighted average common shares outstanding	17,056
Add: Adjustments to reflect the weighted average effect of the assumed conversion of redeemable convertible preferred stock and puttable commons shares	21,434

Denominator for basic earnings per share	38,490
Effect of dilutive securities
Stock Options	2,258

Denominator for diluted earnings per share	40,748

Earning per share:
Basic	0.88
Diluted	0.83

15. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases office space under operating leases, which expire at various dates through 2018. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Rent expense under operating lease agreements for the years ended December 31, 2010, 2009 and 2008 was $6,724, $6,399, and $8,383 respectively. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2010 are as follows:

Year ending December 31,	Operating Leases
2011	$9,553
2012	7,334
2013	4,150
2014	1,558
2015	634
Thereafter	988

Total minimum lease payments	$24,217

2012.01.11.53	Confidential Treatment Requested By EPAM Systems, Inc.

Employee Loan Program — Starting in third quarter of 2006, the Company started to guarantee bank loans for certain of its key employees. Under the conditions of the guarantees, the Company is required to maintain a security deposit of 30% of the value of loans outstanding at each reporting date. As of December 31, 2010 and 2009, the total commitment of the Company under these guarantees was $1,222 and $1,511, respectively. The Company estimates a probability of material losses under the program as remote, therefore, no provision for losses was recognized for the years ended December 31, 2010 and 2009.

Litigation — From time to time, the Company is involved with litigation, claims or other contingencies. Management is not aware of any such matters, except as described below, that would have a material effect on the consolidated financial statements of the Company.

In September 2010, the Company entered into a Settlement Agreement and Release (“Agreement”) with a former officer and their related parties (“Plaintiffs”). In consideration and exchange for the releases, promises, and other covenants given by the Plaintiffs in this agreement, and for the purchase by the Company of all the EPAM common stock held by the Plaintiffs, the Company agreed to make a one-time aggregate cash payment of $9 million to the Plaintiffs. The Company has determined that the fair value of 986,352 shares of common stock at the time of settlement was $6.48 per share, or roughly $6.4 million, which was recorded as treasury stock within Stockholders’ Equity. The remaining amount of $2.6 million was recorded as a current period expense within other operating expenses. Subsequently, the Company reissued 673,184 shares to the existing A-3 stockholders at $6.48 per share, and 313,168 shares to existing A-2 stockholders also at $6.48 per share.

16. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 10, 2011, the date the financial statements were available to be issued.

On January [    ], 2012, the Company effected an 8 to 1 stock split of the Company’s capital stock. All shares and stock options to purchase common stock and per share information presented in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented. The Company will make a cash payment to shareholders for all fractional shares, if any, which would otherwise be required to be issued as a result of the stock split. There is no change in the par value of the Company’s common stock. The ratio by which shares of preferred stock and puttable common stock are convertible into shares of common stock have been adjusted to reflect the effects of the stock split.

******

2012.01.11.54	Confidential Treatment Requested By EPAM Systems, Inc.

EPAM SYSTEMS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of September 30, 2011	As of December 31, 2010
	(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	$67,399	$54,004
Accounts receivable, net of allowance of $2,013 and $1,671, respectively	50,927	41,488
Unbilled revenues	33,417	23,883
Prepaid and other current assets	4,880	5,750
Deferred tax assets, current	2,806	3,122

Total current assets	159,429	128,247
Property and equipment, net	34,063	25,338
Restricted cash	2,370	2,438
Intangible assets, net	1,392	2,023
Goodwill	8,196	10,032
Deferred tax assets, long-term	2,257	2,294
Other long-term assets	2,051	486

Total assets	$209,758	$170,858

Liabilities
Current liabilities
Accounts payable	$1,885	$2,001
Accrued expenses	15,845	15,031
Deferred revenue	3,981	5,151
Due to employees	10,009	5,685
Taxes payable, current	8,010	7,528
Deferred tax liabilities, current	—	331
Other liabilities	79	—

Total current liabilities	39,809	35,727
Deferred tax liabilities, long-term	171	173
Taxes payable, long-term	1,026	—

Total liabilities	41,006	35,900

Commitments and contingencies (See Note 7)
Preferred stock $.001 par value; 40,000,000 authorized; 16,439,480 Series A-1 convertible redeemable preferred stock issued and outstanding; $.001 par value 7,560,912 authorized 3,078,432 Series A-2 convertible redeemable preferred stock issued and outstanding at September 30, 2011 and December 31, 2010	85,940	68,377
Puttable common stock, $.001 par value, 18,112 and 56,896 issued and outstanding at September 30, 2011 and December 31, 2010, respectively	133	332
Stockholders’ equity
Common stock, $.001 par value; 160,000,000 authorized; 18,857,712 and 18,810,112 shares issued, 17,140,792 and 17,054,408 shares outstanding at September 30, 2011 and December 31, 2010, respectively	17	17
Preferred stock, $.001 par value; 2,322,216 authorized Series A-3 convertible preferred stock issued and outstanding at September 30, 2011 and December 31, 2010	2	2
Additional paid-in capital	21,610	36,748
Retained earnings	79,687	47,718
Treasury stock	(15,972)	(15,972)
Accumulated other comprehensive loss	(2,665)	(2,264)

Total stockholders’ equity	82,679	66,249

Total liabilities and stockholders’ equity	$209,758	$170,858

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

2012.01.11.55	Confidential Treatment Requested By EPAM Systems, Inc.

EPAM SYSTEMS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	For the Nine Months Ended September 30,
	2011	2010
	(in thousands, except per share data)
Revenues	$239,401	$151,050
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	145,948	92,403
Selling, general and administrative expenses	46,420	31,574
Depreciation and amortization expense	5,732	4,519
Goodwill impairment loss	1,697	—
Other operating expenses, net	23	2,614

Income from operations	39,581	19,940
Interest income	986	482
Interest expense	(37)	(64)
Other income	51	—
Foreign exchange (loss)	(3,138)	(1,429)

Income before provision for income taxes	37,443	18,929
Provision for income taxes	5,474	2,251

Net income	$31,969	$16,678

Accretion of preferred stock	(17,563)	(1,432)
Net income allocated to participating securities	(12,010)	(11,450)
Effect on income available from redemption of preferred stock	—	5,418

Net income available for common stockholders	2,396	9,214
Net income per share of common stock:
Basic (common)	$0.14	$0.54
Basic (puttable common)	$0.40	$0.58
Diluted (common)	$0.14	$0.51
Diluted (puttable common)	$0.37	$0.54
Shares used in calculation of net income per share of common stock:
Basic (common)	17,078	17,057
Basic (puttable common)	44	149
Diluted (common)	20,156	19,032
Diluted (puttable common)	44	149
Pro forma net income per share of common stock:
Basic	$0.82
Diluted	$0.74
Shares used in calculation of pro forma net income per share of common stock:
Basic	38,962
Diluted	43,334

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

2012.01.11.56	Confidential Treatment Requested By EPAM Systems, Inc.

5. LONG-TERM DEBT

Revolving Line of Credit — In November 2006, the Company entered into a revolving credit loan and security agreement (collectively “Credit Facility” or “Facility”) with a bank (the “Bank”). The Credit Facility is comprised of a five year revolving line of credit pursuant to which the Company can borrow up to $7,000 at any point in time based on borrowing availability, as defined, at LIBOR plus 1.25%. The facility expires on October 15, 2013. The maximum borrowing availability under the Facility is based upon a percentage of eligible accounts receivable and US cash. On July 25, 2011, the Company and the Bank agreed to amend the Facility to increase the borrowing capacity to $30,000. As of September 30, 2011, the borrowing capacity was $27,204.

The Facility is collateralized by 85% of US trade receivables, as defined, and US cash representing the lesser of (a) available cash on hand, and (b) $10,000, $5,000 and $0 for the periods ending December 31, 2011, 2012 and 2013, respectively. The Facility contains affirmative and negative covenants, including financial and coverage ratios. As of September 30, 2011, the Company had no outstanding borrowing under the facility and was in compliance with all debt covenants as of that date.

6. EARNINGS PER SHARE

Basic EPS is computed by dividing the net income applicable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the same period. Our Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred, restricted stock units and puttable common stock are considered participating securities since these securities have non-forfeitable rights to dividends or dividend equivalents during the contractual period of the award and thus require the two-class method of computing EPS. When calculating diluted EPS, the numerator is computed by adding back the undistributed earnings allocated to the participating securities in arriving at the basic EPS and then reallocating such undistributed earnings among the Company’s common stock, participating securities and the potential common shares that result from the assumed exercise of all dilutive options. The denominator is increased to include the number of additional common shares that would have been outstanding had the options been issued.

The following table sets forth the computation of basic and diluted earnings per share as follows:

	Nine Months Ended September 30,
	2011	2010
Numerator for common earnings per share:
Net income	$31,969	$16,678
Accretion of preferred stock	(17,563)	(1,432)
Net income allocated to participating securities	(12,010)	(11,450)
Effect on income available from redemption of preferred stock	—	5,418

Numerator for basic (common) earnings per share	2,396	9,214
Effect on income available from reallocation of options	4,515	540

Numerator for diluted (common) earnings per share	$6,911	$9,754

Numerator for (puttable common) earnings per share:
Net income allocated to basic (puttable common)	17	87
Effect on income available from reallocation of options	(1)	(5)

Numerator for diluted (puttable common) earnings per share	16	82

Denominator for basic (common) earnings per share:
Weighted average common shares outstanding	17,078	17,057
Effect of dilutive securities:
Stock options	3,078	1,975

Denominator for diluted (common) earnings per share	20,156	19,032

Denominator for basic and diluted (puttable common) earnings per share:
Weighted average puttable common shares outstanding	44	149

Earnings per share:
Basic (common)	$0.14	$0.54
Basic (puttable common)	0.40	0.58
Diluted (common)	0.14	0.51
Diluted (puttable common)	0.37	0.54

Excluded Options due to Anti-Dilutive	600	316

2012.01.11.57	Confidential Treatment Requested By EPAM Systems, Inc.

Pro Forma Net Income per Share (Unaudited) — Upon completion of the planned initial public offering the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred convert into common shares. This conversion would have a significant impact on net income per share calculation.

Therefore, pro forma basic and diluted net income per share were computed using the as-if converted method as though the conversion had occurred as of the beginning of the period.

The following table presents the calculation of basic and diluted pro forma basic and diluted net loss per share:

Nine Months Ended September 30,
2011
Net Income	31,969

Weighted average common shares outstanding	17,078
Add: Adjustments to reflect the weighted average effect of the assumed conversion of redeemable convertible preferred stock and puttable commons shares	21,884

Denominator for basic earnings per share	38,962

Effect of dilutive securities
Stock Options	4,372

Denominator for diluted earnings per share	43,334

Earning per share:
Basic	0.82
Diluted	0.74

7. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases office space under operating leases, which expire at various dates through 2018. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Rent expense under operating lease agreements for the nine months ended September 30, 2011 and 2010 was $6,335 and $4,876, respectively. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of September 30, 2011 are as follows:

Amount
Rest of 2011	$2,096
2012	6,658
2013	3,935
2014	2,423
2015	1,275
Thereafter	3,320

Total minimum lease	$19,707

Total future minimum lease payments exclude rental income of $917 due under noncancelable subleases.

Employee Loan Program — Starting in third quarter of 2006, the Company started to guarantee bank loans for certain of its key employees. Under the conditions of the guarantees, the Company is required to maintain a

2012.01.11.58	Confidential Treatment Requested By EPAM Systems, Inc.

10. STOCK COMPENSATION

Stock Option Plan — Effective May 31, 2006, the Board of Directors of the Company adopted the 2006 Stock Option Plan (the “2006 Plan”). As of September 30, 2011, a total of 7,395,840 shares of common stock have been reserved for issuance under the 2006 Plan.

The following costs related to the Company’s stock compensation plan are included in the unaudited consolidated statements of income:

	Nine Months Ended September 30,
	2011	2010
Cost of revenues	$947	$774
Sales, general and administrative	1,207	979

Total	$2,154	$1,753

Stock option activity under the Company’s plans is set forth below:

	Number of Options	Weighted Average	Aggregate Intrinsic Value
Options outstanding at December 31, 2010	6,378,584	$3.79	$19,708
Options granted	600,000	14.00	(975)
Options exercised	(47,600)	1.52	(517)
Options forfeited/cancelled	(229,600)	5.49	(1,581)

Options outstanding at September 30, 2011	6,701,384	$4.66	$51,718

Options vested and exercisable at September 30, 2011	3,940,640	2.70	38,140
Options expected to vest	2,469,256	7.36	12,396

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line method over the service period (generally the vesting period). The Black-Scholes model for the 600,000 options granted in July, 2011 incorporates the following assumptions:

a. Expected volatility — the Company estimates the volatility of common stock at the date of grant using historical volatility of peer public companies. The expected volatility was 43.0%.

b. Expected term — the Company estimates the expected term of options granted using the simplified method of determining expected term as outlined in SEC Staff Accounting Bulletin 107 as used for grants. The expected term was 6.25 years.

c. Risk-free interest rate — the Company estimates the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant. The risk-free rate was approximately 2.1%.

d. Dividends — the Company uses an expected dividend yield of zero since it has never declared or paid any dividends on its common stock. The Company intends to retain any earnings to fund future growth and the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

Additionally, the Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. It uses a combination of historical data and other factors to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

2012.01.11.59	Confidential Treatment Requested By EPAM Systems, Inc.

As of September 30, 2011 and 2010 there was $7,328 and $10,667, respectively, of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the plan. That cost is expected to be recognized over the next 2 years using the weighted average method.

11. SUBSEQUENT EVENTS

The Company has updated its subsequent disclosure through January     , 2012, the filing date of this Amendment No. 6 to the Form S-1.

On December 7, 2011, the Company entered into an agreement with IDEAB Project Eesti AS of approximately $17,209 for the construction of a 14,071 square meter office building within the High Technology Zone in Minsk, Belarus. The building is expected to be operational in the second half of 2012. In December 2011 the Company made an advance payment to IDEAB of $700.

On January     , 2012 the Company approved the 2012 Long Term Incentive Plan (“2012 Plan”), which will be used to issue equity grants to employees. The Company authorized 9,246,802 shares of common stock to be reserved for issuance under the plan. This will be in addition to 730,616 shares that, from the effective date of the 2012 Plan, will no longer be available for new awards under the 2006 Plan. In addition, up to 6,598,328 shares that are subject to outstanding awards under the 2006 Plan and that expire or terminate for any reason prior to exercise or that would otherwise return to the 2006 Plan’s share reserve will be available for awards to be granted under the 2012 Plan.

On January     , 2012 the Company issued 194,800 shares of restricted stock to one of our executives with an unrecognized compensation cost of $[*]. The Company issued 12,500 shares of common stock to our non-employee directors with an unrecognized compensation cost of $[*].

On January     , 2012, the Company effected an 8 to 1 stock split of the Company’s capital stock. All shares and stock options to purchase common stock and per share information presented in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented. The Company will make a cash payment to shareholders for all fractional shares, if any, which would otherwise be required to be issued as a result of the stock split. There is no change in the par value of the Company’s common stock. The ratio by which shares of preferred stock and puttable common stock are convertible into shares of common stock have been adjusted to reflect the effects of the stock split.

2012.01.11.60	Confidential Treatment Requested By EPAM Systems, Inc.

Item 15. Recent Sales of Unregistered Securities

Since July 1, 2008, the registrant has sold the following securities without registration under the Securities Act of 1933:

Issuance of capital stock

On May 31, 2009, the Company issued 323,160 shares of common stock and 38,784 shares of puttable common stock to certain stockholders of Rodmon Systems, Inc. for an aggregate value of $1.9 million as consideration for the acquisition of the assets of Rodmon Systems, Inc. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. The recipients were sophisticated investors with access to information about our company provided by us in the course of negotiating the acquisition of assets.

On April 15, 2010, the Company raised approximately $15,050,000 through the sale of 2,322,216 shares of Series A-3 convertible redeemable preferred stock to Rainmeadow Holding Group for a purchase price of $6.48 per share. Each share of Series A-3 convertible preferred stock will convert into one share of common stock upon the closing of this offering. This issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act.

On August 20, 2010, the Company entered into an agreement with Instant Information Inc. to issue shares of common stock to Instant Information Inc. as consideration for the acquisition of the assets of Instant Information Inc, subject to certain revenue milestones or on the completion of an initial public offering by the Company. 53,336 shares of common stock are expected to be issued to Instant Information Inc. upon completion of this offering for an aggregate value of $853,376. This issuance was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The recipient was an accredited investor within the meaning of Regulation D under the Securities Act.

On September 30, 2010, the Company raised $4,362,707 through the private placement of 673,184 shares of common stock to Rainmeadow Holdings Limited. This issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act.

On October 6, 2010, the Company raised $2,029,549 through the private placement of 313,168 shares of common stock to Euroventures III Limited Partnership. This issuance was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The recipient was an accredited investor within the meaning of Regulation D under the Securities Act.

Grants and exercises of stock options, awards of restricted stock

Since January 1, 2008, we granted to our employees and consultants options to purchase an aggregate of 3,583,840 shares of common stock pursuant to our 2006 Stock Option Plan at exercise prices ranging from $4.63 to $14.00 per share for an aggregate exercise price of $25,380,911;

Since January 1, 2008, we issued and sold an aggregate of 65,200 shares of common stock upon the exercise of options issued to certain employees and consultants providers at exercise prices ranging from $1.52 to $4.63 per share, for an aggregate consideration of $116,520; and

In January 2012 we issued 194,800 shares of restricted stock to one of our executive officers with an unrecognized compensation cost of $[*]. The recipient was an accredited investor within the meaning of Regulation D under the Securities Act. In January 2012, we issued 12,500 shares of common stock to our non-employee directors with an unrecognized compensation cost of $[*].

No underwriters were involved in the foregoing sales of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and/or Regulation D or Rule 701 promulgated thereunder.

2012.01.11.61	Confidential Treatment Requested By EPAM Systems, Inc.

II-2

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 6 to Registration Statement No. 333-174827 of our report dated June 10, 2011 (January XX, 2012 as to the effect of the stock split described in Note 16) relating to the consolidated financial statements of EPAM Systems, Inc. and subsidiaries appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

Philadelphia, PA

January XX, 2012

2012.01.11.62	Confidential Treatment Requested By EPAM Systems, Inc.